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07024714

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cybird Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05139 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/26/07

File No.82-5139

<Translation>
CYBIRD HOLDINGS Cybird Co., Ltd
JASDAQ

May 22, 2007 RECEIVED

Results of Operation (Consolidated), Fiscal Year ended March 31, 2007

CYBIRD Holdings Co., Ltd.
(Former CYBIRD Co., Ltd.)
Security Code: 4823
Representative: Fujio Komura Chairman
Contacts: Hirosuke Yasuda Executive Vice President

Listing: JASDAQ
URL: http://www.cybird.co.jp/hc/english/top.html
Tel: +81-3-5785-6110

ARL S 3-31-07

Annual General Shareholders' Meeting (Scheduled): June 28, 2007
Start of Distribution of Dividends (Scheduled): June 29, 2007
Filing of Securities Report (Scheduled): June 29, 2007

(Unit: millions of yen, round down)

1. Results of Operation, Fiscal Year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(1) Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2007	23,571(56.2)	786 (-)	-1,552 (-)	-7,830 (-)
FY ended March 31, 2006	15,089 (20.8)	-247 (-)	35 (-95.0)	-143 (-)

	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Operating Income Margin
	Yen	Yen	%	%	%
FY ended March 31, 2007	-30,073.51	-	-59.4	-7.5	3.3
FY ended March 31, 2006	-639.97	-	-1.4	0.2	-1.6

Note: Equity in net income (losses) of an affiliate FY ended March 2007 -¥1,896 million
FY ended March 2006 ¥35 million

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
March 31, 2007	22,578	14,815	61.7	48,099.59
March 31, 2006	18,957	12,424	65.5	53,839.50

Note: Shareholders' Equity FY ended March 2007 ¥13,930 million
FY ended March 2006 -

(3) Consolidated Cash Flow Conditions

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY ended March 31, 2007	1,228	-2,579	2,876	5,164
FY ended March 31, 2006	-1,628	-4,919	5,064	1,697

2. Dividends

(Record Date)	Dividend per Share			Total Dividend (Annual)	Dividend Payout Ratio (Consolidated)	Dividend on Net Assets (Consolidated)
	Interim	Year-end	Annual			
	yen	yen	yen	Millions of yen	%	%
FY ended March 31, 2006	-	167.00	167.00	38	-	0.4
FY ended March 31, 2007	-	167.00	167.00	48	-	0.3
FY ending March 31, 2008 (Planned)	-	167.00	167.00	-	8.8	-

(Note: Capital surplus is included in the source of capital for dividends paid for FY2007/3. For details see Page 3 "Details of Dividends Paid from Capital Surplus.")

<Translation>

3. Earnings Forecasts for Fiscal Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(% shows changes in prior year)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income per Share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2007	32,000	35.8	1,200	52.5	1,000	-	550	-	1,899.02

(Note: The Group does not publish earnings forecasts for an interim period, as the Group conventionally monitors the earnings on a full-year basis.)

4. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation):

Added (1): JIMOS CO., LTD.

Excluded (1): AXISSOFT Corporation

Note: 1. For details, see 'Business Overview ' on page 16.

2. As of the end of the consolidated accounting period under review, JIMOS CO., LTD., is no longer deemed a specified subsidiary.

(2) Changes in accounting principles, procedures, presentations, etc. for preparation of consolidated financial statements (Changes to be stated in changes in significant matters that are fundamental to preparation of consolidated financial statements)

a. Changes associated with revision of accounting standards, etc: Yes

b. Changes other than a: N/A

Note: For details, see 'Change of notes to Consolidated Financial Statements ' on page 34 and 'Changes in Presentation Method ' on page 35.

(3) Number of shares issued and outstanding (Common shares)

a. Number of shares outstanding at the end of the period (Treasury stock included):

	FY ended March 31, 2007	289,623 shares
	FY ended March 31, 2006	230,767 shares
b. Number of treasury shares at the end of the period:	FY ended March 31, 2007	- shares
	FY ended March 31, 2006	- shares

Note: For details, see 'Per Share Information ' on page 41.

(Reference) **Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2007**

1. Results of Operation, Fiscal Year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(1) Non-Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2007	7,885 (-38.1)	529 (18.5)	271 (-64.5)	-7,343 (-)
FY ended March 31, 2006	12,731(8.6)	446 (-41.6)	763 (-1.4)	379 (-74.4)

	Earnings per Share	Earnings per Share (Fully diluted)
	Yen	Yen
FY ended March 31, 2007	-28,202.67	-
FY ended March 31, 2006	1,693.20	1,666.99

(2) Non-Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
March 31, 2007	17,522	14,592	83.2	50,311.16
March 31, 2006	17,636	13,181	74.7	57,118.88

Note: Shareholders' Equity FY ended March 2007 ¥14,571 million
FY ended March 2006 - million

Note: Performance forecasts and other forward-looking statement included in this document are based on information available at the time to the Company and specific assumptions deemed to be reasonable. Actual performance may differ considerably depending on a variety of factors. For an explanation of matters to take into consideration regarding the assumptions underlying performance forecasts and the use of those forecasts, please see Page 4 "1. Business Results (1) Regarding analysis of business performance."

<Translation>

Break down of dividend resourced by additional paid-in-capital

Break down of dividend resourced by additional paid-in-capital in FY ended March 2007

Record date	End of the period	Annual
Dividend per share	¥167.00	¥167.00
Total dividend	48 million yen	48 million yen

Note: Proportional reduction in net assets of 0.003.

1. Results of Operations

(1) Analysis of Results of Operations

I Market Environment

a. Japanese Mobile Internet Market

The number of mobile phone subscriptions in Japan reached 96.71 million at the end of March 2007. Of this amount, the proportion of Internet-enabled handset accounts was 87.2%. The number of third generation (3G) mobile phone subscriptions at the end of March 2007 totaled 70.5 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Against the backdrop of the popularization of 3G and fixed packet rate system, the content market expanded to ¥315 billion in 2005, and could grow to ¥370.6 billion by 2008. In calendar 2005, the mobile commerce market grew 57%, to ¥407.4 billion compared to the previous year, as a result of installing electric money and credit-card transactions. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 59%, to ¥154.2 billion compared to the previous year.

The advertising market expanded to ¥128.4 billion in 2011. That was approximately 3.3 times as ¥39 billion in 2006. (Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, MultiMedia Communications (FMMC) and DENTSU INC. prepared by CYBIRD Holdings)

b. The Japanese Direct Sales Market

In 2005, total estimated sales of the direct sales market amounted to ¥3.36 trillion, rising 10% from the previous year. Expansion of Internet sales through personal computers and mobile phones drove growth in the market, with sales of health foods, cosmetics, and pharmaceuticals taking the top sales spots. In particular, cosmetics and pharmaceuticals sales rose a substantial 32% year on year.

(Source: Prepared by CYBIRD Holdings from materials from the Telecommunications Carrier Association (TCA))

II Results of Operation

Overview of Performance for Fiscal Year Ended March 2007

✧ Major businesses expanded, consolidated operating income and cash flow from operations increased substantially

- Commerce revenues from tie up with JIMOS CO.,LTD., grew
- Core Mobile Content Business posted double-digit growth and record high sales
- Number of unprofitable group subsidiaries declined

✧ Amortization of goodwill of subsidiaries impacted significantly on consolidated ordinary income and net income in the period under review

- Progress made with amortization of the goodwill from JIMOS CO., LTD., and influence on financial results will be significantly reduced starting with the next fiscal year
- Write down of goodwill regarding overseas subsidiary Airborne Entertainment Inc. proceeding from a conservative view of business performance.

✧ Built mobile commerce platform by expanding group customer base centered on mobile advertising distribution business customers and by acquiring S-CREW Inc. and converting it to a subsidiary

(Annual) (Unit: Millions of yen, Round down)

	FY ended March 31, 2006		FY ended March 31, 2007		Changes	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	15,089	100.0	23,571	100.0	8,482	56.2
Gross Profit	5,562	36.9	10,702	45.4	5,140	92.4
Operating Income (Loss)	(247)	(1.6)	786	3.3	1,033	-
Ordinary Income (Loss)	35	0.2	(1,552)	(6.6)	(1,588)	-
Net Income	(143)	(1.0)	(7,830)	(33.2)	(7,687)	-

Effective October 1, 2006, CYBIRD and JIMOS integrated their businesses and the sales of JIMOS started to be included for the first time in consolidation in the second half, resulting in substantial sales growth mainly in the Commerce Business. In addition, existing businesses expanded, with the core Mobile Content Business registering double-digit growth, reaching a record high. Moreover, growth of the still small-scale new businesses, Advertising and Investment, grew favorably during the period under review, resulting in consolidated net sales expanding substantially, rising 56.2%, or ¥8,482 million, to ¥23,571 million.

Gross profit jumped 92.4%, or ¥5,140 million, from the previous fiscal year, to ¥10,702 million. The increase in profitability can be attributed to the continued improvement in the cost of sales ratio of CYBIRD's Mobile Content Business. The low cost of sales ratio of the core cosmetic products of JIMOS's direct sales business also contributed to greater profitability. The consolidated gross profit margin was 45.4%, increasing 8.5 percentage points from the previous year.

Operating income rose ¥1,033 million from the operating loss recorded in the previous fiscal year, to ¥786 million, Although expenses increased because of the additional advertising expenses of the Commerce Business and a rise in straight-line amortization expenses due to new consolidated subsidiaries, an increase in the earning power of the Mobile Content and Commerce businesses and a reduction in the number of unprofitable subsidiaries produced an overall gain.

On the other hand, the Company recorded an ordinary loss of ¥1,552 million due to a translation adjustment loss booked in the first quarter regarding a transaction with an overseas subsidiary and additional amortization of goodwill (Note 1) of JIMOS CO., LTD., posted in the second quarter.

The Company registered a consolidated loss for the period of ¥7,830 million. The loss could mainly be attributed to an impairment loss of ¥4,985 million (Note 2) on goodwill of JIMOS and an impairment loss of ¥435 million (Note 3) on the goodwill of an overseas subsidiary taken at the end of the fiscal year.

In this manner, the impairment loss taken on goodwill of JIMOS due to the integration of its businesses impacted substantially on consolidated performance for the period under review. However, the balance of goodwill at the end of the period had been reduced to about ¥24 million, and will have little or no effect on financial statements from the next fiscal year. In addition, the business performance of core businesses is improving. As indicated by the significant improvement in consolidated operating income and the ¥1,228 million increase in cash flow from operating activities, earning power centered on existing businesses is steadily growing. Furthermore, the acquisition of customers for the mobile advertising distribution business and improvement in the customer retention ratio—important strategic issues—proceeded well during the fiscal year. With the acquisition and conversion to a subsidiary of S-CREW Inc. in the second half, the Company established a mobile commerce platform. During the fiscal year, the Group continued to further expand its customer base assets in each of its businesses, and plans to maximize the use of those customer bases by the Group to achieve more growth in existing businesses and the early achievement of profitability of new businesses.

Note 1: At the end of the interim period (September 30, 2006) JIMOS CO., LTD., was an affiliate of the Company accounted for by the equity method. The closing price of JIMOS shares on the last business day (September 25, 2006) immediately before the end of the interim period fell slightly below the Company's agreed purchase price for the shares. Based on accounting standards for financial instruments, this difference resulted in the recording of a non-operating amortization expense (equity in loss in investment).

Note 2: In accordance with accounting principles for financial instruments, the price of shares of JIMOS traded under the share exchange agreement on October 1, 2006, was calculated using the share price on the business day immediately prior to the date of the signing of the share exchange agreement (May 15, 2006). In consideration of the decline of the price of JIMOS stock following the share exchange and the delisting of the shares of JIMOS, an extraordinary loss on impairment of goodwill related to the stock was taken at the end of the fiscal year based on impairment accounting standards for fixed assets.

Note 3: The Group is developing its Mobile Content Business in North America through Airborne Entertainment Inc., which the Company has a 85% stake in through its wholly owned overseas subsidiary CYB INVESTMENT INC. Airborne Entertainment became a consolidated subsidiary in the second half of the previous fiscal year, and has been achieving steady growth in earnings. Currently, Airborne Entertainment is concentrating on development of 3G video content development and B-to-B mobile business. Although the overall North American content market is expected to expand, content providers anticipated to have to adapt to changes in the market caused by the advanced functionality of mobile phones and to the possible changes in user preferences as well as intensified competition. In that regard, the Company decided to take a conservative stance regarding consolidated performance for the period under review, posting an extraordinary loss on impairment of goodwill related to Airborne Entertainment's stock at the end of the fiscal year based on impairment accounting standards for fixed assets.

(Reference)

	Net Income per share (yen)	ROE (%)	EBITDA (million of yen)
FY ended March 31, 2007	(30,073.51)	(59.4)	1,906

(Note)EBITA: Operating income + Depreciation + straight-line amortization of goodwill

Sales by Business Segment (Unit: Millions of yen, Round down)

	FY ended March 31, 2006		FY ended March 31, 2007		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	10,808	71.6	12,047	51.1	1,238	11.5
Commerce Business	253	1.7	6,191	26.3	5,937	-
Solution Business	3,074	20.4	2,750	11.7	(323)	(10.5)
Advertising Business	67	0.4	256	1.1	189	281.3
Investment Business	-	-	148	0.6	148	-
International Business	885	5.9	2,176	9.2	1,291	145.9
Total	15,089	100.0	23,571	100.0	8,482	56.2

a. Mobile Content Business

The Mobile Content Business continued to achieve double-digit revenue growth, setting a record high on a fiscal basis. Consolidated net sales totaled ¥12,047 million, climbing ¥1,238 million, or 11.5%, year on year. Performance continued to be favorable, supported by the continued growth in subscribers due effective promotion of core content, such as "Hiroyuki Ehara Spiritual Message" and the launch of new content. During the fiscal year, after becoming a construction partner of the official Hanshin Tigers mobile site, the Company undertook a renewal of the site content, and commenced running the site with new and forceful content that is continually appropriate for site members.

b. Commerce Business

Net sales of the Commerce Business in the fiscal year amounted to ¥6,191 million, climbing ¥5,937 million from the same period in the previous fiscal year. Following the start of consolidation of JIMOS, the inclusion of new revenue from its core business of direct sales and from its subsidiary Outlet Plaza Co., Ltd., resulted in a substantial increase in net sales compared with the previous fiscal year. JIMOS's direct sales business focused on building earning power for the next fiscal year, introducing new merchandise, particularly cosmetics, and actively implementing measures to acquire new customers. According to a survey by Fuji-Keizai Co., Ltd., the core cosmetic product MACCHIALb.clear esthe veil, a beauty liquid foundation lotion, was No. 1 in sales in the beauty liquid foundation market.

On the other hand, in the Mobile Commerce and Mobile Commerce Platform Business, S-CREW Inc., (Note 1) which became a subsidiary in the second half of the fiscal year, was positioned as a strategic subsidiary for the Group in this business. During the period, the Group worked to strengthen the promotional system and resources for developing this the business. By injecting the mobile service know-how of CYBIRD Co., Inc. and the direct sales know-how of JIMOS CO., LTD., into this business, the Group plans to make it a full-scale earnings source.

Notes: 1. Targeting F0 to F1 consumer groups, S-CREW operates a commerce site that has won top-level rankings in three months from the commencement of the service by the i-mode and EZweb mobile Internet service providers. The commercial site features the highly popular Nutty collection and JELLY, a service that combines magazine, personal computer, and mobile content. S-CREW also operates a content service that has received top ranking for its popular song ringing tone service FARMIX Full Sound and many other content services.

The business results of S-CREW will be consolidated from this fourth quarter.

Notes: 2. Beginning with the second half, the E-Commerce Business changed its name to the Commerce Business.

c. Solution Business

Consolidated net sales of the Solution Business declined ¥323 million, or 10.5%, year on year to ¥2,750 million. Starting in the second half, new revenues from support services for JIMOS's direct sales business and from services related to the development of a e-commerce sites the second half began contributing to consolidated net sales. However, reorganization of unprofitable subsidiaries resulted in an overall decline.

Revenues from commissioned development of mobile sites for corporations decreased in reaction to the large projects booked in the previous fiscal-year, but site operation revenues remained stable. Moreover, the Group is proceeding with major site development projects for corporation that will result in sales starting in the next fiscal year.

Note: 1. Starting with the second half, the Marketing Solution Business changed its name to the Solution Business.

d. Advertising Business

In the fiscal year, consolidated net sales of the Advertising Business amounted to ¥256 million, rising ¥189 million, or 281.3%. The main source of revenues was the sales of the subsidiary PLUS MOBILE COMMUNICATIONS Co., Ltd. Although results are still limited, the business started distributing several video e-mail magazines during the fiscal year. In addition, through a tie-up with Nissen Co., Ltd., the business began distributing a e-mail magazine to that company's customer base. By these various measures, the business made progress with the acquisition of customers for the mobile advertising distribution business and improvement in the customer retention ratio during the fiscal year. At March 31, 2007, the Advertising Business had acquired a membership totaling more than 3 million, expanding customer base assets that will generate revenues in future.

The business also made progress with development of new types of new mobile advertising, such as advertising using video solutions and listing advertising that links advertising to user searches.

e. Investment Business

The Company has set up and operates the CYBIRD Plus Mobile Fund Investment Business Limited Partnership under the management and supervision of CYBIRD Investment Partners Inc., a wholly owned subsidiary. The

Investment Business recorded revenues of ¥148 million during the period under review based on the sale of one of its investment in a company. The Investment Business has invested in six other companies, and is continuing to search for other companies that meet its investment criteria.

f. International Business

Supported by the fee-based revenues of North America content provider Airborne Entertainment Inc., from its popular characters, game content, and other content services in the region, International Business sales amounted to ¥2,176 million. This represents a 145.9%, or ¥1,291 million increase from the previous fiscal year. Airborne Entertainment continued to demonstrate growth by strengthening its marketing and reorganizing internal systems. Along with the introduction of advanced mobile devices, 3G moving picture content is expanding while 2G services are cooling off. As a result, Airborne Entertainment is concentrating such strategies as developing 3G moving picture content and providing high-value-added services in its mobile-based B-to-B business.

III Earning Forecasts

For the next fiscal year (ending March 31, 2008), the Group is aiming to achieve further growth in consolidated net sales. To do so, the Group is planning to achieve stable performances by the existing core Mobile Content and Commerce businesses and an upswing in performances by the Advertising and Mobile Commerce businesses based on the expanding of the Group's customer base assets and maximized sharing of these assets. In the core Mobile Content Business, the Group is targeting continued double-digit growth through effective use of promotional measures and of the Group's customer base assets. In the Commerce Business, the Group will focus on its cosmetics business, and plans to continue to improve profitability based on introducing more efficient promotional methods and strengthening profit management. In the Solution Business, the Group will proceed with development of a business model for corporate services that combines 1) mobile marketing support services, 2) commissioned site development and operation services, and 3) direct sales support services. As a result of these actions, the Group forecasts that for the next fiscal year consolidated net sales will amount to ¥32,000 million, operating income will be ¥1,200 million, and ordinary income will total ¥1,000 million. The Company estimates that consolidated net income will be ¥550 million.

As in the past, the Company is managing its performance on a fiscal basis, and has not announced performance forecasts for the interim period. In addition, because the Company has become a holding company for the Group based on a corporate split, non-consolidated information has very limited value for investment decisions. Therefore, commencing with the next fiscal year, it will be the Company's policy not to announce non-consolidated performance forecasts.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Operating income	Ordinary income	Net Income
FY ending March 2008	32,000	1,200	1,000	550

(2) Financial Condition

I Condition of Assets, Liabilities and Net Assets

Total assets for the fiscal year under review amounted to ¥22,578 million. While the total liabilities amounted to ¥7,762 million and total net assets including subscription right and minority interests amounted to ¥14,815 million.

At the start of the second half (October 1, 2006), total assets expanded substantially compared with the same point in the previous fiscal year because JIMOS CO., LTD., which previously had been an affiliate accounted for by the equity method, became a wholly owned subsidiary based on a share exchange (acquisition value about ¥8.9 billion). Because of the write off of approximately ¥7.0 billion of goodwill related to the shares of JIMOS during the fiscal year, however, the balance of goodwill at the end of the fiscal year has already been reduced to about ¥24 million.

	March 31, 2006	March 31, 2007
Equity ratio (%)	65.5	61.7
Equity ratio on a market value basis (%)	224.0	73.2
Debt Redemption (years)	-	2.6
Interest Coverage Ratio (times)	-	8.5

Equity ratio: shareholders' equity / total assets
Equity ratio on a market value basis: aggregate market value / total assets
Debt redemption (years): interest-bearing debt / operating cash flow
Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD Holdings' stock on the last day of business in this fiscal year.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio of the interim period ended March 31, 2006 are not mentioned due to a negative cash flow from operating activities..

II Primary Lender

a. CYBIRD Holdings Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency) (Note)	1,762,486
Sumitomo Mitsui Banking Corporation (Foreign currency) (Note)	590,250
Sumitomo Mitsui Banking Corporation	300,000

(Note) Figures are calculated at the middle rate ¥118.05 on March 31, 2007.

b. GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Holdings Co., Ltd. (Note)	120,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

c. CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Holdings Co., Ltd. (Note 1,2)	2,373,862

(Note 1) Figures are calculated at the middle rate ¥119.11 on December 31, 2006.
(Note 2) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

d. Airborne Entertainment Inc. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2006 Corporate Bond (Note)	340,456

(Note) Figures are calculated at the middle rate ¥119.11 on December 31, 2006.

e. Outlet Plaza Co., Ltd. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
CYBIRD Holdings Co., Ltd. (Note)	358,500

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

f. Doctor's Bio Laboratory Co., Ltd. (Unit: Thousands of yen, Round down)

Name of bonds	Amount
JIMOS CO., LTD. (Note)	349,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

g. S-CREW INC. (Unit: Thousands of yen, Round down)

Lender	Amount
Sumitomo Mitsui Banking Corporation	106,940
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	66,676
SEIBU SHINKIN BANK	1,521
The Tokyo Tomin Bank Limited	46,199

(Unit: Thousands of yen)

Name of bonds	Amount
No.1 Unsecured Corporate Bond (Note)	100,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

III Consolidated Cash Flow Statement

At the end of March 2007, cash and cash equivalents totaled ¥5,164 million, increasing by ¥3,466 million, 204.1%, from the same period in the previous year, and by ¥1,017 million, 24.5%, from the third quarter in same year. Conditions/contributing factors in each cash flow segment for the period under review are as follows. Consolidated cash and cash equivalents at the end of the fiscal year increased by ¥1,953 million due to the share exchange with JIMOS CO., LTD., and conversion of the company to a subsidiary.

(Cash flow from operating activities)

Cash flows from operating activities for the fiscal year totaled ¥1,228 million compared with a decrease of ¥1,628 million in the same period in the previous fiscal year. Among the factors contributing to this result in addition to operating income of ¥786 million were non-operating expenses, such as depreciation and goodwill amortization, totaling approximately ¥1.1 billion, and the payment of income taxes and interests etc. totaling approximately ¥500 million.

(Cash flow from investing activities)

Cash flow from investing activities fell by ¥2,579 million compared with a decrease of ¥4,919 million in the same period in the prior fiscal year. The cash outflow resulted from expenditures for the payment of arrears totaling US$20 million (¥2,357 million) from the purchase of shares of an overseas subsidiary and expenditures for the purchase of software.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥2,876 million compared with an increase of ¥5,064 million in the prior fiscal year. The increase was primarily due to proceeds from short-term borrowings made to finance the payment of the arrears from the purchase of shares of an overseas subsidiary that was the cause of the cash outflow in investing activities.

(3) Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share. For the next fiscal year, following its policy of consistent and stable dividend payments, at this point in time the Company plans to continue make an ordinary annual dividend payment of ¥167.00 per share.

(4) Risk_Factors

I Risks Related to Mobile Content Business

a. Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

b. Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Yahoo! Keitai of SOFTBANK MOBILE Corp. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

c. Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

d. Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

e. Regarding a change in the business environment for the Mobile Content Business

The business environment for the Group's Mobile Content Business is undergoing a major period of change along with the increased availability of high quality free content, the introduction of full Web browser capabilities on mobile phones, the start of one segment terrestrial TV reception services for mobile terminals, the kick-off of the mobile number portability system, and the start up of the mobile virtual network operator business. At this point, it is difficult to estimate the impact of these changes on the competitive environment, and it is possible that they could have a negative impact on the business strategies of the CYBIRD Group and business performance.

II Risk Related to the Commerce Business

a. Dependence on a core merchandise line

Although the Group is actively pursuing the planning and sales of merchandise other than the MACCHIALABEL series, the sales proportion of the MACCHIALABEL series is high because of consistent purchases, and is expected to remain high in future. Consequently, if the preferences of consumers should change or for some reason the degree of public trust in the brand should decline, the Group's business strategies or business performance could be affected.

b. Risk Related to the Planning and Development of Merchandise

Many of the private brands handled by the Group's Commerce Business are planned based on customer demand and information collected from manufacturers or are planned by subcontracted manufacturers. Since these manufacturers take into account the wishes and ideas of the Group in doing the final production of these merchandise items, the Group is actually responsible for the commercialization of the items. Therefore, should these private brands not meet the needs of customers and not be accepted in the market or should their competitiveness decline comparatively because of the start of sales of competitive products, it could negatively impact the business strategies and performance of the Group.

c. Risk Regarding Dependence on Certain Merchandise Suppliers

The Group sources all its merchandise from manufacturers, but the proportion of supplies that is purchased from specified suppliers has become high. Because the Group uses one company as supplier for each item, the suppliers of items that account for a large proportion of sales also rank high on the list of suppliers. As a result, should the contract with such suppliers be suddenly terminated or should these suppliers not be able to maintain stable supplies of items due to damage to their production facilities from natural disasters or some unforeseen event and an alternative supplier is not found promptly, it could have an adverse influence on the Group's business strategies and performance.

d. Risk Related to Quality Control

The Group sources all the merchandise it handles from manufacturers. To maintain and improve the quality of its cosmetics and food products, including health food products, the Group has established quality standards and requires each of its manufacturers to comply with those standards in their manufacturing. The Group has also set up a Quality Control Department within the Group organization, which evaluates the quality control systems of the manufacturers and checks the quality control inspection reports issued by the manufacturers.

To further strengthen and expand quality control of cosmetics and food products, including health foods, the Group receives quality inspection reports from an independent body other than the manufacturers. In addition, private brand cosmetics undergo quality inspections by Dr.'s Bio Laboratory Co., Ltd., which has been a consolidated subsidiary since April 2005.

In this manner, the Group is planning to strengthen and expand its quality control system. However, should customers lose confidence in the Group's merchandise due to some unforeseen incident, such as contamination by a foreign object, it could have a negative impact on the Group's business strategies and performance.

e. Risk Regarding the Patent for Kangensui

Kangensui (regenerated water) is an ingredient used in some of the products of the MACCHIALABEL series, such as Active Micron Water Plus and Protect Barrier. Mr. Shoji Kubota and Natural Co., Ltd., have applied for a patent for Kangensui. The Group has acquired an exclusive license to use Kangensui and have concluded an agreement allowing the Group to exclusively manufacture and sell moisturizers or cosmetics using Kangensui. However, the patent has not yet been approved, and it is possible to manufacture and sell a similar product. Even if the product received the patent, the Group cannot say for certain that no other products with the same or similar efficacy will not be manufactured or sold. If such a situation occurred, it could adversely affect the Group's business strategies and performance.

III Risks Related to the Group's other business

a. Solution Business

A countless number of companies are competing in this market, and in addition to the strong demand for improved quality there is fierce price competition. Therefore, the possibility that there will be a marked decline in profitability in the future can not be denied. Furthermore, should a "bug" occur in some delivered software program, the Group might face legal action, which could have a detrimental impact on the performance of the Group.

b. Advertising Business

The Group does not have a long history in the advertising business, and is still in the process of developing its business model. It is possible that if competitors or related businesses enter the market or there are sudden changes in the business environment or lack of growth that the business will not achieve projected sales or profits.

c. Investment Business

In an environment where many investment companies are vying for a limited number of high growth potential investment opportunities, it is not easy to discover investment candidates and make investments. As a result, it is possible that not all of the funds raised will be invested. In addition, the Group may not be able to achieve the anticipated yield from an investment in a company even though adequate assessment of the value of the company was done.

d. International Business

The Group is maintaining a certain level of control and corporate governance in its international operations, which primarily are centered on the operations of Airborne Entertainment Inc., which is based in Canada, through the placement of its own directors and staff in those operations. Nevertheless, the Group is subject to the risks of conducting business in a foreign country, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations, and others. Any of these factors could have a negative impact on the Group's business strategies and performance.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

IV Risks Related to Technological Changes

There is a markedly high pace of technological advance and change in the mobile Internet market in which the Group operates. It is essential for the business development of the Group that the technologies demanded by the market be introduced in a timely fashion. If for some reason the Group lags behind in the introduction of new technology, it could have an adverse consequence for business performance.

V Risks Related to System Failure

The businesses being developed by the Group provide customers with services on a 24-hour basis. Should the operations of the Group's data center or other facilities be disrupted by a natural disaster or unforeseeable accident, it would make it difficult for the Group to continue its services and cause a variety of damages not only to the Group, but also to users and customers, mobile carriers, and other associated businesses.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

VI Risks Related to Financial Condition and Quarterly Results of Operations

The Group intends to further expand its operations around its Mobile Content, Solutions, Commerce, and Advertising, Investment, and International businesses. However, the business environment of the Mobile Content and other businesses is extremely volatile, and the business scale of individual businesses is relatively small. Consequently, quarterly performance may fluctuate significantly. Should the Group not be able to produce the projected amount of cash flow due to changes in its business plan and other related factors, it could have a damaging effect on future business operations.

VII Risk Related to Fund Raising

In raising funds, the Group takes into consideration the balance among its business strategies, financial plan, conditions in financial markets, and the financing method. The Group has a good relationship with financial institutions and other lenders and has no difficulties raising necessary funds. However, there is no guarantee that the Group always will be able to raise funds whenever necessary.

VIII Risks Related to Investments

The Group may invest in equipment, subsidiaries, joint ventures, and M&A to expand our business. Due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

IX Risks Related to Subsidiaries and Affiliate

There are a few un-wholly owned subsidiaries in the Group. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

X Risks Related to Competition

In all of the business domains in which the Group operates, there are many competitors or companies with the potential to be competitors in the future. Because of the many competitors and new entrances into the market, competition is steadily intensifying. This situation could have a negative impact on the Group's business performance.

XI Risks Related to Laws and Regulations

The major legal frameworks for the Group's businesses include the basic laws on the formation of an advanced information and telecommunications network society, the law regarding special commercial transactions, the pharmaceutical affairs law, the food sanitation law, and the act against unjustified premiums and misleading representations. The Group thoroughly complies with these laws, but it is possible that the application of laws and ordinances or the formation of new laws and ordinances affecting the regulation of business could restrict the scope of business activity or result in more severe monitoring or inspection by the authorities. In addition, self-regulatory rules set up by businesses or associations could hamper the business activities of the Group. This could result in a reduction in the services provided by the Group, which could have a detrimental effect on the Group's business or performance.

XII Risk Related to the Acquisition of Personnel and Expansion of Organizational Systems

To expand its operations to keep up with the growth in the markets it is involved with, the Group plans to strengthen and expand its personnel, organizations, and physical structures. However, there is no guarantee that the Group will be able to achieve this in a timely manner when necessary. Conversely, even if the Group can expand its staff and organizations, personnel expenses will increase and may place downward pressure on profitability. This may in turn, adversely affect the Group's business performance.

XIII Risk Related to Intellectual Property

The Group conducts business activities in such as way as to avoid infringing on the intellectual property rights of the third parties. However, it is possible that the Group may do so in some unforeseen circumstances.

Moreover, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights, and copyrights, will be applied to the Group's businesses. Accordingly, if a third party acquires a patent in future that result in the Group infringing on the patent or if the Group is unknowingly infringing in its businesses on the patent of a third party that already exists, the third party may take legal action against the Group, or prevent the Group from using the property rights, or demand royalty payments. As a result, the Group may be required to halt its business or it may have a detrimental impact on the Group's business performance..

XIV Risks Related to Lawsuit and Claims

Although our legal section takes preventive actions, the Group may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Compensation to consumers for defective merchandise or business transaction problems related to the Commerce Business
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services

XV Risk in Managing Personal Information

As a special feature of its businesses, the Group holds records of the personal information of many individuals. As a result, the Group has created rules regarding the protection of personal information in accordance with the required items for the compliance program regarding personal information protection set out in the Japan Industrial Standard JIS-Q-15001 and in accordance with Version 3 of the Information Service Industry—Personal Information Protection Guidelines. In addition, the Group has set up an internal management system and regularly hold study groups on the subject for directors. The Group has also received certification under the Privacy Mark® system of the Japan Information Processing Development Corporation (JIPDEC) and the Japan Information Technology Services Industry Association (JISA). In this manner, the Group has set up a management system to prevent the leakage of personal information outside the Group. However, should personal information held by the Group be leaked outside the Group due to some unforeseen situation, it might have an adverse impact on the performance of the Group due to sales declines resulting from the drop in public trust or to compensation expenses paid.

XVI Others

a. Stock price volatility

Because the liquidity of the Group's shares is not particularly high, the volatility risk of its stock price is high. It is possible that large fluctuation in the Group's stock price could affect the financial activities of the Group.

b. Disclosure

Due to the internal delay in the communication of information and other factors, the Group might fail to disclose material information properly or in a timely manner. As a result, trading in the Group's stock could be suspended, or the Group could be assessed some other penalty.

2. Business Overview

(1) Business Segments

Our Consolidated Group ("the Group") comprises CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings" or "the Company") (Note 1) and 15 consolidated subsidiaries (CYBIRD Co., Ltd. (Note 1), JIMOS CO., LTD. (Note 2), S-CREW Inc. (Note 3), CYBIRD Investment Partners Inc., CYB INVESTMENT INC. (Note 4), and other 10 companies(Note 5)) and one affiliate. Our six business fields are (1) Mobile Content Business, (2) Commerce Business, (3) Solution Business, (4) Advertising Business (5) Investment Business and (6) International Business.

Note 1: Effective October 1, 2006, CYBIRD Co., Ltd., changed its name to CYBIRD Holdings Co., Ltd. In addition, through the use of a corporate split, effective October 2, 2006, the existing businesses of CYBIRD were transferred to a new company (CYBIRD Co., Ltd.,), with CYBIRD Holdings becoming a holding company for the CYBIRD Group.

Note 2: Through a share exchange effected on October 1, 2006, JIMOS CO.,LTD., was upgraded from an affiliate accounted for by the equity method to a consolidated subsidiary.

Note 3: Effective November 30, 2006, CYBIRD acquired a majority stake in S-CREW Inc., and converted it to a consolidated subsidiary.

Note 4: Through its North American local subsidiary, CYB INVESTEMENT INC.,CYBIRD acquired local content provider Airborne Entertainment Inc., converting it to a subsidiary.

Note 5: Effective January 31, 2007, Company sold all its shares of AXISSOFT Corporation, and AXISSOFT was removed from the scope of consolidation at the start of the fourth quarter. AXISSOFT was a technology-related subsidiary of the Company's subsidiary CYBIRD Co., Ltd.

a. Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

b. Commerce Business

The commerce business is being expanded by developing direct marketing, with the Group promoting its own brand of cosmetics, health foods, liquors using advertising and promotions, mainly by advertising in local information magazines and through flyers. Merchandise orders are taken by CYBIRD's call center and processed and delivered. Outlet Plaza Co., Ltd., is carrying out retail and wholesale sales of consumer electronics products. In the mobile phone-based mobile commerce business, the Group plans to further expand its business by principally targeting F0 and F1 customers.

Note: F0: Girls 19 years old or younger; F1: Women from 20 to 34 years old.

c. Solution Business

We provide consulting services for mobile Internet businesses and solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites. In compensation for these services, we receive consulting fees and planning/ development/ operating fees. In addition, we provide support services for direct sales and software development and sales and related system building services for e-commerce business.

d. Advertising Business

We develop and sell e-mail products targeting specific customer groups and mobile advertising products for Web sites. We also perform advertising agency services to support the direct sales activities of other companies.

e. Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures the CYBIRD Plus Mobile Fund and operates it based on ¥2.6 billion fund.

f. International Business

We provide Mobile Content distribution business in North America through Airborne Entertainment Inc. whose 85% shares are owned by CYB INVESTMENT INC., our consolidated subsidiary.

(2) CYBIRD's Consolidated Companies

Company	Principal Business	Capital	CYBIRD's Stake (%)
CYBIRD Co., Ltd.	Mobile Content Solution	¥350 mil.	100.0
JIMOS CO., LTD.	Commerce Solution	¥350 mil.	100.0
S-CREW Inc.	Mobile Content Commerce	¥35 mil.	53.6
CYBIRD Investment Partners Inc.	Investment	¥220 mil.	100.0
CYB INVESTMENT INC. (Note 1)	Overseas Investment	US$4,331	100.0

Notes: 1. CYB INVESTMENT's subsidiary Airborne Entertainment Inc., is a consolidated subsidiary in which CYBIRD indirectly holds a 85% stake.

2. The advertising business of the Group is primarily being developed by CYBIRD's subsidiary, PLUS COMMUNICATIONS Co., Ltd.

3. Based on the investments of the above companies, CYBIRD Holdings has acquired subsidiaries and affiliates in addition to the five companies shown above. CYBIRD Holdings has a total of 15 consolidated subsidiaries and one affiliate accounted for by the equity method.

(3) CYBIRD Group Business Chart

Main subsidiaries and affiliate under each business field and its Business Chart


General users / Client companies
Information / Service
Wireless Network Operators
Information / Service
Client
Site operation
S-CREW
Information / Service
Information / Service
Information provider
Information
Client
Site operation
CYBIRD
EC soft development / sales
Supporting mail order
Site development / operation
Commerce21
JIMOS
Sales of ad product
Ad agency
Sales of ad product
Sales of ad product
PLUS MOBILE COMMUNICATION
Sales of ad spot
【Mobile Content Business】
【Solution Business】
【Advertising Business】
Management service
Shared service
CYBIRD Holdings
Management service
Shared service
【Commerce Business】
Buying-in
S-CREW
JIMOS
Merchandise
Doctor's Bio
Merchandise
Mail order
Outlet Plaza
Mobile Commerce
Supplier
Traditional store, Mail order and Wholesale
【Investment Business】
CYBIRD Investment Partners
Capital and Investment management
CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Capital
Capital investors (Limited Partners)
Providing know-how
Investment destination
Stock sales
【International Business】
CYB INVESTMENT
Providing capital & know-how
Airborne Entertainment
Information
Information providers
Capital
Cellus U.S.A
Information / service
Providing platform
Wireless network operators in North America
Information / service
Customers
Investors
General Users
Service Flow

3. Business Policies

(1) Business Principles/Missions

I. Business Principles/Missions

Based on its corporate philosophy of "The Strength to Care for People," the CYBIRD Group's basic business policy to evolve into a company that is "essential to society." The Group seeks to achieve this goal by continuing to provide people with joy and wonder through the creation of a one to only one stage that constantly links people with the Group under a one to one communications environment through "People + Mobile."

The Group is driving forward with business development based on the follow 5 key points.

(1) Providing goods and services that satisfy customer preferences.

(2) Achieving effective group management that creates business synergies.

(3) Efficient allocation of business resources through thorough selection and focus strategies.

(4) Establishment of solid business foundation that can produce sustained profits.

(5) Establish corporate governance system that will ensure business transparency and credibility and sustained business growth.

II. Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

(2) Targeted Managerial Indicators

The Group gives strong priority to cash flow in managing its businesses. On the other hand, from the point of view of achieving sustained business growth, the Group considers the sales growth, net income growth, and return on equity (ROE) ratios to be important representative managerial indicators, and aims to maximize corporate value over the mid- to long-term by improving these indicators.

(3) Mid to Long-term Business Policy

Building on its basic business policy, the Group is targeting further growth by continuing to offer its customers, individuals and corporation alike "one to only one" products and services.

Utilizing the "one to only one platform" developed using various media, the Group is supporting the comfortable lives of its customers. This is done by providing products and services that serve needs or categories related to the various life situations faced by its customer base.

Utilizing the know-how gained from providing goods and services to serve the needs or categories of customers, the Group also provides corporate customers with solution services capable of linking various media to effectively market products and services to consumers through the entire process of simulating interest to purchases and use.

(4) Major Issues

The Group's business environment, competitive environment, and customer needs are constantly changing at a rapid pace. Amid this volatile business environment, we see the following issues as key to further growth.

I Further Strengthening Earning Power

Based on the October 2006 transfer of CYBIRD and JIMOS to a holding company system, the Group has achieve the business integration of these two companies. The Group is now proceeding forward having determined a mid- to long-term vision of creating a "one to only one" platform, which will be established by fusing the respective strengths of CYBIRD and JIMOS—Mobile Communications and Human Communications.

Through the realization of this mid- to long-term vision, the Group seeks to strengthen its earning power by increasing its competitiveness in its Mobile Content, Commerce, Solutions, and International businesses. For its new Advertising and Investment businesses, the Group is aiming to quickly establish business foundations and achieve profitability. Moreover, the Group is targeting stable operations for the Group as a whole following the integration of its businesses and achieving efficient Group operations.

II Strengthening and Expanding Internal Controls That Support Further Growth

In the past, the Group has positioned strengthening internal control systems as a major issue. However, with the substantial broadening of its business foundations based on business integration, the Group is seeking to further strengthen its control system. Specifically, the Group intends to do so by building a Group business management system based on clear managerial indicators, by establishing a business investment decision mechanism based on stricter investment criteria, by strengthening the operating officer system, by setting up the different types of committees allowed under the law, by stabilizing the personnel system, by augmenting personal information management system, and by reinforcing the risk management and compliance systems.

(5) Corporate Governance

I Relationships with parent company, etc.

No parent company

II Status of Establishment and Operations of Internal Control Organization

CYBIRD Holdings uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of Group CEO. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility.

The major organizations and functions regarding executive management are as follows.

a. Board of Directors

The Board of Directors comprises 7 directors including 3 outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b. Audit Committee

The Audit Committee comprises 4 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c. Executive Committee

A Group Executive Committee comprising 10 operating officers from the Group companies meets in principle once a week to determine overall group strategy and to discuss and report on major issues.

d. Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e. Risk Management Committee

The Company has formed a Risk Management Committee with a representative director as Chairman. The mission of the committee is to take preventative actions against foreseen risks and to minimize damage from unexpected events.

The risk management activities of the committee include determining the risks faced by the overall group and considering corrective measures, implementing measures, and monitoring risk. In particular, the committee has taken steps to further strengthen its personal information management organization in response to the Private Information Protection Law enforced in April 2005 and to deal with the risk of leaking confidential information. Steps taken include setting up internal regulations, creating a manual, and carrying out staff training and awareness activities. In addition, the two subsidiaries responsible for core businesses, CYBIRD and JIMOS, have obtained

Privacy Mark® certification.

f. Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to Group CEO. In addition to monitoring special items indicated by Group CEO, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g. Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the fiscal year under review, we have achieved a 3,856.00kg reduction of CO2 (equivalent to saving 109.07 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

		March 31, 2006			March 31, 2007			Changes
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Assets								
I Current assets								
1 Cash and cash equivalents	*1		1,946,363			4,614,251		
2 Accounts receivable	*1		4,051,301			5,141,826		
3 Securities	*1		241,336			764,243		
4 Inventories			23,199			921,217		
5 Deferred tax assets			95,696			168,639		
6 Others			450,810			374,226		
Allowance for doubtful accounts			(29,905)			(39,343)		
Total current assets			6,778,802	35.8		11,945,062	52.9	5,166,260
II Property and equipment								
1 Tangible fixed assets								
(1) Building		241,490			319,829			
Accumulated depreciation		53,538	187,952		70,709	249,120		
(2) Land			-			39,935		
(3) Others	*1	322,768			348,172			
Accumulated depreciation		196,480	126,287		166,414	181,758		
Total tangible fixed assets			314,239	1.6		470,813	2.1	156,573
2 Intangible fixed assets:								
(1) Software			692,842			887,282		
(2) Software in progress			151,603			118,860		
(3) Goodwill			6,157,484			-		
(4) Goodwill			-			6,144,710		
(5) Others			159,734			1,978		
Total intangible fixed assets			7,161,665	37.8		7,152,832	31.7	(8,833)
3 Investment and other assets:								
(1) Investment securities	*2		3,430,311			1,410,355		
(2) Deferred tax assets			687,814			464,782		
(3) Deposit with landlord			451,594			655,112		
(4) Others			133,059			492,257		
Allowance for doubtful accounts			-			(13,050)		
Total investment and other assets			4,702,779	24.8		3,009,457	13.3	(1,693,321)
Total property and equipment			12,178,684	64.2		10,633,103	47.1	(1,545,581)
Total Assets			18,957,486	100.0		22,578,165	100.0	3,620,679

(Unit: Thousands of yen, Round down)

		March 31, 2006			March 31, 2007			Changes
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Liabilities								
I Current liabilities								
1 Accounts payable			1,597,519			2,409,710		
2 Short-term debt			244,747			2,773,979		
3 Current portion of Corporate bonds payable			50,000			-		
4 Accrued expenses	*3		2,870,721			1,284,584		
5 Accrued income taxes			295,156			129,891		
6 Accrued consumption taxes			40,774			44,714		
7 Deferred tax assets			-			195		
8 Bonus payment reserve			63,971			164,278		
9 Allowance for sales promotion			-			82,819		
10 Others	*1		131,332			361,946		
Total current liabilities			5,294,222	28.0		7,252,121	32.1	1,957,898
II Long-term liabilities								
1 Corporate bond	*1		379,477			340,456		
2 Long-term debt			112,237			100,093		
3 Reserve for employee's retirement benefit			22,327			17,970		
4 Deferred tax assets			-			51,751		
5 Others	*1		1,511			-		
Total fixed debt			515,553	2.7		510,271	2.3	(5,282)
Total liabilities			5,809,776	30.7		7,762,392	34.4	1,952,616
Minority interests								
Minority interests			723,331	3.8		-	-	(723,331)
Shareholders' Equity								
I Common stock			5,451,700	28.8		-	-	(5,451,700)
II Additional paid-in capital			5,508,395	29.1		-	-	(5,580,395)
III Retained earnings			1,450,860	7.6		-	-	(1,450,860)
IV Unrealized gain in available-for-sale securities			2,829	0.0		-	-	(2,829)
V Foreign currency transaction adjustment			10,592	0.0		-	-	(10,592)
Total shareholders' equity			12,424,378	65.5		-	-	(12,424,378)
Total			18,957,486	100.0		-	-	(18,957,486)

(Unit: Thousands of yen, Round down)

	Note	March 31, 2006			March 31, 2007			Changes
		Thousands of yen		%	Thousands of yen		%	Thousands of yen
Net Assets								
I Shareholders' equity								
1 Common stock			-	-		5,503,317	24.4	5,503,317
2 Additional paid-in capital			-	-		14,469,049	64.0	14,469,049
3 Retained earnings			-	-		(6,195,936)	(27.4)	(6,195,936)
Total shareholders' equity			-	-		13,776,430	61.0	13,776,430
II Valuation and translation adjustments								
1 Unrealized gain in available-for-sale securities			-	-		15,597	0.1	15,597
2 Foreign currency translation adjustments			-	-		138,720	0.6	138,720
Total valuation and translation adjustments			-	-		154,318	0.7	154,318
III Subscription right			-	-		15,848	0.1	15,848
IV Minority interests			-	-		869,175	3.8	869,175
Total net assets			-	-		14,815,773	65.6	14,815,773
Total			-	-		22,578,165	100.0	22,578,165

(2) Consolidated Income Statements

(Unit: Thousands of yen, Round down)

		FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)			FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)			Changes
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen
I Net Sales			15,089,011	100.0		23,571,145	100.0	8,482,134
II Cost of sales			9,526,737	63.1		12,868,382	54.6	3,341,645
Gross Profit			5,562,274	36.9		10,702,763	45.4	5,140,488
III Selling, general and administrative expenses								
1 Advertisement expenses		236,980			1,767,014			
2 Allowance for doubtful accounts		29,892			5,165			
3 Allowance for sales promotion		-			16,272			
4 Compensation paid to directors		270,378			358,493			
5 Salaries		1,158,687			2,089,981			
6 Welfare expenses		148,098			263,569			
7 Provision for bonus payment reserve		33,912			167,950			
8 Traveling and transportation expenses		127,003			167,648			
9 R&D costs	*1	972,678			943,430			
10 Charge and commission		1,852,792			1,999,228			
11 Write-down of conso. Adjustment account		16,446			-			
12 Goodwill amortization		-			545,212			
13 Others		962,573	5,809,444	38.5	1,591,985	9,915,951	42.1	4,106,507
Operating Income (Loss)			(247,169)	(1.6)		786,811	3.3	1,033,981
IV Non-operating income								
1 Interest received		7,976			6,820			
2 Grant money		-			29,840			
3 Foreign exchange gain		301,744			-			
4 Equity in net gain of an affiliate		35,466			11,855			
5 Others		7,749	352,936	2.3	13,859	62,374	0.3	(290,562)
V Non-operating expenses								
1 Interest paid		33,999			148,321			
2 Share issue expenses		18,720			-			
3 Trust expenses for subscription rights		14,503			-			
4 Foreign currency transaction gain		-			315,381			
5 Equity in net gain of an affiliate		-			1,908,341			
6 Others		2,639	69,863	0.5	29,475	2,401,519	10.2	2,331,655
Total ordinary income (loss)			35,903	0.2		(1,552,333)	(6.6)	(1,588,236)
VI Extraordinary profit								
1 Gain on sale of property and equipment	*2	-			2,290			

2 Gain on sale of investment securities		-			7,481			
3 Equity in net gain of an affiliate		853,112			91,419			
4 Others		-	853,112	5.7	14,532	115,724	0.5	(737,388)
VII Extraordinary loss								
1 Loss on sale of property and equipment	*2 /3	7,639			46,976			
2 Loss on sales of investment securities		-			36,047			
3 Loss on sales of associated company account		96,369			-			
4 Software reevaluation loss		79,713			190,687			
5 Loss on disposal of obsolete inventories		-			19,120			
6 Write-down of consolidation adjustment account		396,317			-			
7 Goodwill amortization		-			5,452,204			
8 Loss on change in ownership retio		45,521			-			
9 Restructuring expenses	*3	108,227			-			
10 Others		76,262	810,051	5.4	184,274	5,929,311	25.1	5,119,259
Income Before Income Taxes and minority Interests			78,964	0.5		(7,365,920)	(31.2)	(7,444,884)
Income Taxes		623,861			155,895			
Prior Year income taxes		-			40,844			
Prior Year Adjustments of income taxes		(168,802)	455,058	3.0	310,375	507,115	2.2	52,056
Profit (Loss) on minority interests			(232,486)	1.5		(42,423)	(0.2)	190,062
Net Income (Loss)			(143,607)	(1.0)		(7,830,611)	(33.2)	(7,687,004)

(3) Consolidated Statement of Retained Earnings

		FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	
		Thousands of yen	
Additional paid-in capital:			
I Balance at the beginning of period			3,324,110
II Increase in additional paid-in capital			
Increase due to share issuance		2,184,285	2,184,285
III Balance at the end of period			5,508,395
Retained earnings:			
I Balance at the beginning of period			1,663,353
II Increase in retained earnings			
Net income (loss)		(143,607)	(143,607)
III Decrease in retained earnings			
Dividend		68,886	68,886
IV Decrease in retained earnings			1,450,860

Consolidated Statement of Changes in Shareholders' Equity
FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006 (thousands of yen)	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Change of shares	-	8,909,037	-	8,909,037
Share issue	51,616	51,616	-	103,233
Gain on new consolidation	-	-	224,330	224,330
Loss on exclusion of consolidation	-	-	(1,977)	(1,977)
Cash dividend (Note)	-	-	(38,538)	(38,538)
Net income (loss)	-	-	(7,830,611)	(7,830,611)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total (thousands of yen)	51,616	8,960,653	(7,646,796)	1,365,473
Balance at March 31, 2007 (thousands of yen)	5,503,317	14,469,049	(6,195,936)	13,776,430

	Valuation / Translation Adjustment			Subscrip-tion right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006 (*thousands of yen*)	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Change of shares	-	-	-	-	-	8,909,037
Share issue	-	-	-	-	-	103,233
Gain on new consolidation	-	-	-	-	-	224,330
Loss on exclusion of consolidation	-	-	-	-	-	(1,977)
Cash dividend (Note)	-	-	-	-	-	(38,538)
Net income (loss)	-	-	-	-	-	(7,830,611)
Net increase (decrease) except for items under shareholders' equity	12,768	128,127	140,895	15,848	145,844	302,589
Total (thousands of yen)	12,768	128,127	140,895	15,848	145,844	1,668,062
Balance at March 31, 2007 (*thousands of yen*)	15,597	138,720	154,318	15,848	869,175	14,815,773

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006.

(4) Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

		FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
		thousands of yen	thousands of yen
I Operating activities:			
1 *Income (loss) before income taxes and minority interest*		78,964	(7,365,920)
2 Depreciation and amortization		766,399	574,095
3 Write-down of consolidation adjustment account		412,763	-
4 Goodwill amortization		-	545,212
5 Restructuring expenses		108,227	-
6 Increase (decrease) in bonus payment reserve		(77,754)	59,672
7 Decrease in allowance for doubtful accounts		(6,440)	(13,583)
8 Decrease in allowance for damage		-	(17,283)
9 Increase in allowance for sales promotion		-	14,527
10 Increase (decrease) in reserve for employee's retirement benefits		(9,963)	(4,434)
11 Interests and dividend earned		(7,976)	(7,212)
12 Interest expenses		33,999	148,321
13 Equity in net losses of an affiliate		-	1,908,341
14 Equity in net earnings of an affiliate		(35,466)	(11,855)
15 Loss on impairments of goodwill		-	5,452,204
16 Gain on sales of investment securities		-	(7,481)
17 Gain on sales of shares of affiliate		(853,112)	(91,419)
18 Loss on sales of investment securities		96,369	-
19 Appraisal loss on investment securities		-	36,047
20 Loss on sale of tangible fixed assets		7,639	46,976
21 Gain (Loss) on change of equity		45,521	-
22 Impairment of software		79,713	190,687
23 (Increase) decrease in accounts receivable		(332,100)	(331,369)
24 (Increase) decrease in inventories		39,533	(93,025)
25 Increase (decrease) in accounts payable		(21,961)	467,659
26 Increase (decrease) in accrued expenses		(649,791)	(88,764)
27 Others		(100,434)	297,460
Total		(425,869)	1,708,856
28 Interests and dividends received		7,484	8,744
29 Dividends received from companies accounted for by the equity method		14,857	17,333
30 Interest paid		(32,781)	(144,561)
31 Income tax paid		(1,191,970)	(361,660)
Cash flow from operating activities		(1,628,280)	1,228,712
II Investing activities:			
1 Increase (decrease) in fixed deposit		15,992	270,870
2 Expenditures for property and equipment		(117,140)	(101,239)
3 Expenditure for intangible fixed assets		(769,543)	(672,267)
4 Proceeds from intangible fixed assets		-	7,000
5 Expenditure for sales of investment securities		(1,067,660)	-
6 Proceeds from sales of investment securities		994,000	497,196
7 Expenditure for purchase of stocks of subsidiaries changing consolidation scope		(3,825,751)	(111,108)
8 Proceeds from sales of stocks of subsidiaries changing consolidation scope		(112,278)	(248,679)

9 Expenditure for purchase of additional stocks of subsidiaries		-	(2,310,438)
10 Proceeds from investment securities		75,049	-
11 Proceeds from short-term lending		-	95,263
12 Expenditures for deposits with landlord		(88,001)	(18,701)
13 Proceeds from deposits with landlord		2,838	36,713
14 Others		(26,942)	(23,957)
Cash flow from investing activities		(4,919,438)	(2,579,347)
III Financing activities:			
1 Proceeds from short-term debt		200,000	2,980,438
2 Repayment of short-term debt		(203,994)	(459,290)
3 Proceeds from long-term debt		200,000	80,000
4 Repayment of long-term debt		(116,228)	(57,137)
5 Proceeds from issuance of new bonds		319,224	-
6 Expenditure for bond redemption		(50,000)	(25,000)
7 Proceeds from issuance of new shares		4,349,850	103,233
8 Capital subscription from minority share holders		435,000	445,000
9 Dividends payment		(69,429)	(55,350)
10 Others		-	(135,568)
Cash flow from financing activities		5,064,422	2,876,325
IV Foreign currency translation adjustment of cash and cash equivalents		(72,752)	(13,268)
V Increase (decrease) in cash and cash equivalents		(1,556,047)	1,512,422
VI Cash and cash equivalents at the beginning of period		3,253,984	1,697,936
VII Increase in cash and cash equivalents by exchange shares		-	1,953,893
VIII Cash and cash equivalents at the end of period	*1	1,697,936	5,164,251

Notes to Consolidated Financial Statements

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
1 Basis of Consolidation	(1) Number of Consolidated Companies: 8 Names of Consolidated Companies GiGAFLOPS Japan Inc. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD International Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership C&T MOBILE SUPPORT CO., LTD., which was included in consolidation in the previous fiscal year, has been removed from consolidation because of the sale of its shares. However, for the period from April 1, 2005 to March 31, 2006 (deemed date of sale), the company's earnings, retained earnings, and cash flow statements have been consolidated. CYB INVESTMENT INC., PLUS MOBILE COMMUNICATIONS Co., Ltd., CYBIRD Investment Partners Inc., CYBIRD Mobilecasting Inc., and CYBIRD Plus Mobile Fund Investment Business Limited Partnership were newly established during the accounting period under review, and therefore have been included in the scope of consolidation for the fiscal year. The shares of Airborne Entertainment Inc. were acquired through CYB INVESTMENT INC. and were included in the scope of consolidation for the accounting year under review. (2)Names of Significant Non-consolidated Subsidiaries Not applicable	(1) Number of Consolidated Companies: 15 Names of Consolidated Companies CYBIRD Co., Ltd. JIMOS CO., LTD. GiGAFLOPS Japan Inc. CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A. INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership Outlet Plaza Co., Ltd. Doctor's Bio Laboratory Co., Ltd. Commerce21 Corporation JDM Investment Partnership S-CREW Inc. Among consolidated subsidiaries, JIMOS CO., LTD., was previously an affiliate accounted for by the equity method. However, JIMOS became a wholly owned subsidiary following a share exchange concluded on October 1, 2006 and was made a consolidated subsidiary. JIMOS's subsidiaries, Outlet Plaza Co., Ltd.; Dr.'s Bio Laboratory Co., Ltd.; Commerce21 Corporation; and the JDM Investment Partnership are also consolidated subsidiaries. CYBIRD Co., Ltd. became a wholly owned subsidiary following a corporate split concluded on October 2, 2006 and was made a consolidated subsidiary. The Company acquired a 53.6% stake in S-CREW Inc. on November 30, 2006, also including it in consolidation. However, since the deemed date of acquisition was the end of the third quarter, only the balance sheet of S-CREW has been included in consolidation. AXISSOFT Corporation, a wholly owned subsidiary in previous consolidated fiscal year, has been removed from consolidation following the sale of its shares. However, for the period from April 1, 2006 to December 31, 2006 (deemed date of sale), the company's income statements and cash flow statements have been consolidated. (2) Names of Significant Non-consolidated Subsidiaries See left
2 Equity Method	(1)The Company has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of affiliates accounted for by the equity method: 2 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD. Since additional acquisition of shares of JIMOS has pushed the Company's holding beyond 20%, JIMOS has been made an affiliate accounted for by the equity method. Due to the sale of shares of KLab Inc., the company is no longer accounted for by the equity	(1) See left (2) Number of affiliates accounted for by the equity method: 1 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD. JIMOS CO., LTD., is no longer an affiliate accounted for by the equity method since it became a wholly owned subsidiary on October 1, 2006, following a share exchange. However, it is accounted for by the equity method until September 30, 2006.

	method. Until the deemed date of sales of the shares, however, the company's losses were included in consolidation. (3)The Company has no affiliates not accounted for by the equity method and no unconsolidated subsidiaries. (4)Reason for not applying equity method to unconsolidated companies Not applicable (5)Matters that should be especially noted with regard to application of equity method: Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent fiscal year was used.	 (3) See left (4) Reason for not applying equity method to unconsolidated companies See left (5) Matters that should be especially noted with regard to application of equity method: JIMOS CO., LTD., accounted for by the equity method, has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent fiscal year was used.
3 Interim (fiscal) account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the accounting closing date for the fiscal year end of CYB INVESTEMENT INC. and its consolidated subsidiary Airborne Entertainment Inc. and CYBIRD Plus Mobile Fund Investment Business Limited Partnership is December 31. In preparing the year-end consolidated balance sheet, a year-end consolidated balance sheet for CYB INVESTMENT was used. The consolidated statements have been adjusted for any material transactions that occurred subsequent to the subsidiary's fiscal closing date and the end of the consolidated fiscal year. For CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance was taken on March 31 to be used in consolidation. The account closing dates for the fiscal year end of all other consolidated subsidiaries are the same as the parent company.	Among consolidated subsidiaries, the settlement of accounts date for CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc., Cellus U.S.A., INC., CYBIRD Plus Mobile Investment Business Partnership and Commerce 21 Corporation is December 31. The account settlement date for the JDM Investment Partnership is October 31, and that for S-CREW Inc. is August 31. In preparing consolidated financial statements, the financial statements as of the account settlement date of CYB INVESTMENT INC., Airborne Entertainment Inc. and Cellus U.S.A., INC. have been used. Necessary adjustments have been made to the Company's consolidated statements for significant transactions occurring during the period from these account settlement dates and the account settlement date of consolidated financial statements. For CYBIRD Plus Mobile Investment Partnership, JDM Investment Partnership, Commerce21 Corporation, and S-CREW Inc., provisional financial statements have been drawn up as of the consolidation account settlement date for the third quarter. The settlement of account date for all other consolidated subsidiaries is the same as the consolidation account settlement date.
4 Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: See left Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): Stated at the amount of interests based on the recent financial statements available as of the reporting date of the financial statements as provided under the Partnership Agreement. b. Inventories - Merchandise

	Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method c. Derivative Valuation at cost at fair	Valuation at cost mainly by the moving-average cost method - Work in Process See left - Stored Items Recent purchase method c. Derivative See left
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years. Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 3 to 50 years Furniture and fixtures 3 to 15 years b. Intangible Fixed Asset Intangible Fixed Asset was valued at the declining-balance method. Software for in-house use is amortized using the straight-line method based on a useful life within the Company of 3 to 5 years. Software that is being sold by the Group is amortized as the greater of the amount of estimated sales value times the proportion of sales in the fiscal year under review or the amount calculated by the straight-line method based on the estimated effective shelf life (within three years). Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.	a. New share issuing expenses See left
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve To create a reserve for bonus payments to employees, the portion of bonus payments forecast for the following consolidated fiscal year that is ascribed to the current fiscal year is booked to the reserve c. Allowance for Retirement Benefits	a. Allowance for Doubtful Accounts See left b. Bonus Payment Reserve See left c. Allowance for Retirement Benefits

	For a portion of domestic consolidated subsidiaries, in preparation to pay retirement benefits owed employees, the Company books amounts recognized as payable at the end of the fiscal year based on the expected retirement benefit obligations at the end of the fiscal period.	See left
	-----	d. Allowance for Sales Promotions To prepare for expenses related to the bonus points awarded to customers under the bonus point system used for sales promotions, an amount equivalent to the points expected to be used in future is booked based on actual results in prior years.
(5) Converting Significant Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the fiscal year, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the fiscal year of the relevant subsidiary ends, while income and expenses are converted using the average sport rate for the fiscal year. Translation differences are included in translation adjustments and in minority interests	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the fiscal year, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the fiscal year of the relevant subsidiary ends, while income and expenses are converted using the average sport rate for the fiscal year. Translation differences are included in translation adjustments and in minority interests
(6) Accounting for Significant Lease Transactions	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transitions are accounted for as an ordinary credit transaction.	See left
(7) Other Material Items in the Preparation of the Interim (Consolidated) Balance Sheets	Accounting for consumption tax The exclusion method is employed.	Accounting for consumption tax See left
5. Evaluation of assets and liabilities of consolidated subsidiaries.	The mark-to-market method is used for the evaluation of the assets and liabilities of all consolidated subsidiaries.	Same as on left
6. Amortization of the consolidation account.	The consolidation account is amortized over a period in which the benefits of the investment are expected to be realized.	-----
7. Amortization of goodwill	-----	Goodwill is amortized over a period in which the benefits of the investment are expected to be realized.
8. Appropriation of earnings.	The appropriation of earnings portion of the consolidated statement of retained earnings is prepared based on the appropriation of earnings deemed to have been taken in the consolidated accounting period.	-----
9. Summary of Principle Differences in Accounting Standards of Parent Company and Consolidated Subsidiaries	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its fiscal financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its fiscal financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.
10. Cash and Cash Equivalents in Interim Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalents) in the fiscal year end Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months for the date of acquisition.	See left

Change of notes to Consolidated Financial Statements

FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Fixed Asset Impairment Accounting Standards Beginning with the fiscal year under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, *Business Accounting Council, August 9, 2002*) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.	-----
-----	Accounting Standards for the Presentation of Shareholders' Equity in the Balance Sheets Commencing with the fiscal year under review, "Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Business Accounting Standards No. 5, December 9, 2005) and "Practical Guidelines on Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Practical Guidance on Business Accounting Standards No. 8, December 9, 2005) are being applied. Using the previous method, total shareholders' equity would amount to ¥13,930,748,000. Based on the revision of the rules for presenting the interim consolidated financial statements, the presentation of shareholders' equity for the Interim Consolidated Balance Sheets has been prepared using the rules for presenting the interim consolidated financial statements following their revision.
-----	Accounting Standards for Stock Options Commencing with the interim period under review, "Accounting Standards for Stock Options (Business Accounting Standards No. 8, December 27, 2005) and "Practical Guidelines on Accounting Standards for Stock Options (Practical Guidance on Business Accounting Standards No. 11, May 31, 2006) are being applied. As a result of this application, operating income, ordinary income, and net income for the fiscal year under review are ¥15,848,000 lower compared with the previous accounting methods.
-----	Accounting standards for business integrations Beginning with the consolidated accounting period under review, the Company is applying Accounting Standards for Business Integrations (Business Accounting Council October 31, 2003) and Practical Guidelines for Business Integration Accounting Standards and Business Split,etc. Accounting Standards (Accounting Standards Board of Japan December 27, 2005, Accounting Standards Guidelines No. 10). As a result of the application of these new accounting standards, the consolidation accounting included under intangible assets on the consolidated balance sheets of the previous consolidated accounting period are presented as Goodwill commencing with the consolidated accounting period under review.

Changes in Presentation Method

FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
-----	(Consolidated balance sheets) There was no change in the account name for goodwill due to the revision of the rules for preparation of consolidated financial statements (change in Japanese account name only). Goodwill totaling ¥6,157,484 thousand was included in the previous consolidated accounting period under intangible assets.
(Consolidated Income Statements) Because Translation Gains included under Others in Non-operating Income and Expenses in the previous interim period exceeded 10% of total non-operating income, they are being presented as a separate item starting with the fiscal year under review. Translation Gains included under Others in Non-operating Income and Expenses in the previous fiscal year are ¥160,000.	(Consolidated net income statement) In accordance with a revision in the rules for preparing consolidated financial statements, the consolidation account amortization expenses (¥16,446 thousand at the end of the previous fiscal accounting period) included under selling, general and administrative expenses and the goodwill amortization expenses (¥185,650 thousand at the end of the previous fiscal accounting period)included in others in the previous fiscal accounting period have been included under goodwill amortization expenses starting with the fiscal accounting period under review.
-----	(Consolidated cash flow statements) In accordance with a revision in the rules for preparing consolidated financial statements, the consolidation account amortization expenses (¥412,763 thousand at the end of the previous fiscal accounting period) and the goodwill amortization expenses (¥185,650 thousand at the end of the previous fiscal accounting period) included depreciation expenses in the previous fiscal accounting period have been included under goodwill amortization expenses starting with the fiscal accounting period under review.

Notes

Notes for Consolidated Balance Sheet

March 31, 2006	March 31,2007
1. Assets used as collateral and related debt Airborne Entertainment Inc. has pledged liquid assets totaling ¥388,216 thousand (US$3,293 thousand) as collateral for corporate bonds issued at ¥310,124 thousand (US$2,631 thousand). Airborne Entertainment Inc. has pledged other tangible fixed assets totaling ¥10,195 thousand (US$86 thousand) obtained under a lease agreement as collateral for its lease agreement liabilities (Other current liabilities of ¥2,732 thousand (US$23 thousand) and other fixed liabilities of ¥979 thousand (US$ 8 thousand).	1. Assets used as collateral and related debt Airborne Entertainment Inc. has pledged liquid assets totaling ¥392,300 thousand (US$3,293 thousand) as collateral for corporate bonds issued at ¥320,461thousand (US$2,690 thousand). JIMOS CO., LTD has pledged cash and deposits totaling ¥400 thousand as collateral for business guarantees.
2. Figures related to affiliates out of the Investment Securities Shares ¥3,113,196 thousand	2. Figures related to affiliates out of the Investment Securities Shares ¥24,478 thousand
3. Advances and arrears at end of term included ¥2,350 million advanced to CYB INVESTMENT INC by CYBIRD for the purchase of stock of Airborne Entertainment Inc.	-----
4. Current account overdraft agreement To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with four banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥6,500 million	3. Current account overdraft agreement To enable the effective funding of operating funds, the Company concluded a current account draft agreement with two banks it does business with. The overdraft balance on the current overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥2,500 million Current overdraft ¥300 million

Current overdraft balance - million yen	Remaining balance ¥2,200 million
---	4. Commitment line agreement To enable the effective funding of operating funds, the Company concluded a commitment line agreement with two banks it does business with. The actual borrowings on the commitment line agreement at the end of the fiscal year under review was as follows. Commitment line ¥3,000,000 thousand Borrowings ¥1,762,486 thousand Remaining balance ¥1,237,513 thousand
5. Contingent liability With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million according to the attainment of its performance plan for 2006. Portions from 0% to 100% of this amount will be paid as additional amounts.	-----

Notes for Consolidated Income Statements

(Millions of yen: round down)

FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)	
1. Total of R&D expenses	972	1. Total of R&D expenses	943
-----		2. Gain on sales of properties	
		Vehicle and delivery equipment	2
2. Loss on disposal of properties		3. Loss on disposal of properties	
Software	1	Software	0
Office equipment	4	Office equipment	14
Restoration fee	1	Building	31
3. Restructuring losses		-----	
Software evaluation by loss on exiting business	86		
Termination of ongoing advisory fees	8		
Expenses for revision of call center	12		

(Changes in Capital during the Period)

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1. Type and total amount of issued shares and type and amount of treasury shares

	Number of shares at end of previous fiscal year (Shares)	Increase in shares during the period (Shares)	Decrease in shares during the period (Shares)	Number of shares at end of the period (Shares)
Issued shares				
Common shares (Note 1)	230,767	58,856	-	289,623
Total	230,767	58,856	-	289,623
Treasury stocks				
Common shares (Note2, 3)	-	26	26	-
Total	-	26	26	-

(Note) 1. Of the increase in shares issue, exercise of stock options accounted for 627 shares and the share exchange accounted for 58,229 shares.

2. The increase of 26 shares in treasury stock was due to purchase requests related to the share exchange.

3. The decrease of 26 shares in treasury stock was due to the sale of shares on the market in accordance with purchase requests.

2. Stock Dividends

(1) Amount of Dividends Paid

(Resolution)	Type of Shares	Total Dividend Amount (Thousand of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 29, 2006 Regular General Meeting of Shareholders	Common shares	38,538	167	March 31, 2006	June 29, 2006

(2) Amount of Dividends Paid

(Resolution)	Type of Shares	Total Dividend Amount (Thousand of yen)	Source of dividend	Dividend per Share (Yen)	Date of Record	Effective Date
June 28, 2007 Regular General Meeting of Shareholders	Common shares	48,367	Additional paid-in capital	167	March 31, 2007	June 29, 2007

Notes for Consolidated Cash Flow Statements

(Millions of yen: round down)

FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)

1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets

Cash and deposit accounts	1,946
Securities	-
Total	1,946
Fixed deposit over three months left	(248)
Cash and cash equivalents	1,697

Details of the major assets and liabilities of the acquired Airborne Entertainment, now a consolidated subsidiary and the relationship between the acquisition cost of the subsidiary's stock and the amount paid (net) for the acquired subsidiary.

Airborne Entertainment Inc.

Current assets	571
Fixed assets	657
Investment Diff. (Goodwill)	5,878
Current liabilities	(1,007)
Fixed liabilities	(2)
Minority interest	(145)
Airborne purchase cost	5,953
Purchase cost arrears	(2,357)
Airborne cash and cash equivalents	(34)
Exchange gain	264
Balance: amount paid for Airborne	3,825

Major categories of assets and liabilities of company excluded from consolidation because of sale of shares and relationship between sales price of shares and cost of sale (net amount) of company C&T Mobile Support Co., Ltd.

Current assets	218
Property and equipment	46
Current liabilities	(86)
Long-term liabilities	-
Loss on sales	(96)
C&T Mobile Support Co., Ltd. Sales Price (Net of commission)	81
Unpaid commission	10
Accounts payable on sales	(91)
Cash and cash equivalents	(112)
Balance: amount paid for excluding C&T Mobile Support Co., Ltd. from consolidation	(112)

FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)

1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets

Cash and deposit accounts	4,614
Securities	550
Total	5,164
Cash and cash equivalents	5,164

2. Major assets and liabilities of companies that became consolidated companies because they were acquired.

(1) The major assets and liabilities acquired of JIMOS CO., LTD., and its 4 consolidated subsidiaries through the share exchange agreement were as follows. The increase in the Company's capital as a result of the share exchange was ¥8,909,037 thousand.

JIMOS CO., LTD. And 4 consol. subsidiaries

Current assets	¥4,116,415 thousand
Fixed assets	¥2,211,895 thousand
Total assets	¥6,328,310 thousand
Current liabilities	¥1,334,686 thousand
Long-term liabilities	¥19,724 thousand
Total liabilities	¥1,354,411 thousand

(2) The assets and liabilities of S-CREW at the time of consolidation and the relationship between the acquisition price of S-CREW and the expense (net amount) paid for acquiring the stock of S-CREW resulting from the consolidation of S-CREW Inc. due to the acquisition of its stock by the Company are as follows.

S-CREW Inc.

Current assets	¥355,062 thousand
Fixed assets	¥70,721 thousand
Net difference (goodwill)	¥136,528 thousand
Current liabilities	(¥252,517 thousand)
Long-term liabilities	(¥148,132 thousand)
Minority shareholders' interest	(¥11,662 thousand)
Acquisition price of S-CREW	¥150,000 thousand
Cash and cash equivalents of S-CREW	(¥38,891 thousand)
Difference: expenses of acquiring stock of S-CREW	¥111,108 thousand

3. Major assets and liabilities of companies that ceased being consolidated subsidiaries because of the sale of stock.

Major assets and liabilities of AXISSOFT Corporation which ceased being a consolidated subsidiary at the time of sale of stock and the expense arising from the sales price and sales cost are as follows.

AXISSOFT Corporation

Current assets	¥754,159 thousand
Fixed assets	¥253,076 thousand
Current liabilities	(¥456,410 thousand)

Long-term liabilities	(¥170,476 thousand)
Minority shareholders' interest	(¥225,113 thousand)
Gain on sale of shares	¥91,363 thousand
Sales price of AXISSOFT shares	¥246,600 thousand
Cash and cash equivalents	(¥495,279 thousand)
Difference: expenses on sale	*(¥248,679 thousand)*

Business Segment information

a. Business segment information

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

The principle businesses of the Group are the provision of content via mobile phones, etc. and the development of content providing system. A description of these business is omitted here because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

Current consolidated fiscal year (April 1, 2006 to March 31, 2007) (Thousands of yen)

	Mobile Content Business	Commerce Business	Marketing Solution Business	Advertising Business	Investment Business	International Business	Total	Eliminations or corporate	Consolidated
I Net sales and operating income or loss									
Net sales									
(1) Sales to non-Group customers	12,047,341	6,191,407	2,750,712	256,695	148,606	2,176,382	23,571,145	-	23,571,145
(2) Inter-segment sales or transfers	-	-	1,636	103	-	-	1,740	(1,740)	-
Total	12,047,341	6,191,407	2,752,349	256,799	148,606	2,176,382	23,572,886	(1,740)	23,571,145
Operating expenses	9,050,311	6,164,369	3,090,236	368,802	139,842	2,532,713	21,346,276	1,438,057	22,784,334
Operating income or loss	2,997,030	27,037	(337,887)	(112,002)	8,763	-356,331	2,226,609	(1,439,798)	786,811
II Assets, Depreciation and amortization expenses, and capital expenditures									
Assets	6,257,256	3,987,891	863,069	211,449	1,163,057	7,258,023	19,740,746	2,837,419	22,578,165
Depreciation and amortization expenses	236,939	70,746	150,399	789	-	80,102	538,977	35,117	574,095
Capital expenditures	426,399	50,250	163,697	1,430	-	76,495	718,274	55,232	773,506

Notes: 1. Method of Classifying Business Segments

Business segments are classified based on business content.

2. Business content of each business segment.

Business Segment	Major products and responsibilities, etc.
Mobile Content	Internet-based content service for mobile phones
Commerce	Direct, retail, and wholesale sales of cosmetics, healthcare food products, wine and liquor, consumer electronics, fashion items, etc.
Marketing Solution	Consulting, mobile site building, direct sales support business, software development and sales, and system building
Advertising	Development, sales, and advertising agency for mobile advertising
Investment	Operation and management of investment fund
International	Mobile content provision business in North America

3. Among operating expenses, an amount totaling ¥1,438,057 thousand of unallocated expenses were included under eliminations or corporate. The majority of these eliminations or corporate expenses were related to the administration department of the Group.

4. Among assets, an amount totaling ¥2,837,419 thousand was included under eliminations or corporate. The majority of these eliminations or corporate assets were related to the management of surplus funds(cash, deposits, and securities)and assets related to the administrative

department.
5. In the past, the Company's main businesses were content provision based on mobile phones and the development of systems to provide content. Following the October 1, 2006 business integration with JIMOS CO., LTD., however, the Company took the opportunity to change its business segment classification of Mobile Content Business commencing with the consolidated fiscal year under review, adding the five new business segments of the Commerce, Market Solutions, Advertising, Investment, and International businesses.

b. Geographic segment information

Fiscal Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(Thousands of yen)

		Japan	North America	Total	Elimination or Corporate	Consolidated
I	Sales and Operating Income					
	Sales					
(1)	Sales to external customers	14,208,242	880,769	15,089,011	-	15,089,011
(2)	Sales or transfers between segments	-	-	-	-	-
	Total	14,208,242	880,769	15,089,011	-	15,089,011
	Operating expense	14,097,893	1,238,288	15,336,181	-	15,336,181
	Operating income or loss	110,348	(357,518)	(247,169)	-	(247,169)
II	Assets	18,582,961	7,615,527	26,198,489	(7,241,003)	18,957,486

Note:1. Country or region is determined by geographic proximity.
2. U.S.A. and Canada belongs to North America.

Fiscal Year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Thousands of yen)

		Japan	North America	Total	Elimination or Corporate	Consolidated
I	Sales and Operating Income					
	Sales					
(1)	Sales to external customers	21,394,763	2,176,382	23,571,145	-	23,571,145
(2)	Sales or transfers between segments	1,740	-	-	(1,740)	-
	Total	21,396,503	2,176,382	23,572,886	(1,740)	23,571,145
	Operating expense	18,813,563	2,532,713	21,346,276	1,438,057	22,784,334
	Operating income or loss	2,582,940	(356,331)	2,226,609	(1,439,798)	786,811
II	Assets	12,482,723	7,258,023	19,740,746	(2,837,419)	22,578,165

Note:1. Country or region is determined by geographic proximity.
2. U.S.A. and Canada belongs to North America.

c. Overseas sales

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006) and

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

(Disclosure Omissions)

Notes regarding lease transactions, transactions with related parties, tax-effect accounting, securities, derivative transactions, pension plans, stock options, etc. have been omitted because they were not considered to be significantly material to warrant disclosure in the Results of Operations.

(Per Share Information)

Item	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net assets per share	¥53,839.50	¥48,099.59
Loss per share	(¥639.97)	(¥30,073.51)
Fully diluted net income per share	-	-
	Due to a loss per share being recorded、fully diluted net income per share has not been noted	Same as left

(Note) Basic calculations regarding loss per share for the period under review are as follows.

Item	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Loss per share		
Loss (Thousands of yen)	(¥143,607)	(¥7,830,611)
Amounts not ascribed to common shareholders (Thousands of yen)	-	-
Loss for the period assigned to common shares (Thousands of yen)	(¥143,607)	(¥7,830,611)
Average issued common shares during the period (Shares)	224,396	260,382

Significant Subsequent Events

FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
I. Share Exchange with JIMOS CO., LTD. CYBIRD Co., Ltd., and JIMOS CO., LTD., ratified in separate meetings of the boards of directors on May 15, 2006 a share exchange agreement that will result in JIMOS becoming a wholly owned subsidiary of CYBIRD on October 1, 2006 based on a share exchange. 1. Purpose of Share Exchange On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management. As a result, on March 14, 2006, the two companies have reached a basic agreement on integration of their businesses based on equal partnership by establishing a holding company, to further expand and diversify their business and increase their profitability. Part of the business integration scheme, the share exchange will be used to make JIMOS a wholly owned subsidiary of CYBIRD to facilitate the shift to a holding company organization. At the same time, CYBIRD will undergo a corporate split, with the former company changing its name to CYBIRD Holdings Co., Ltd., and becoming a holding company and a newly established company taking over the name of CYBIRD Co., Ltd., and succeeding to the existing businesses of the former company. As a result, JIMOS and the newly established CYBIRD will be wholly owned subsidiaries of the holding company, CYBIRD Holdings. 2. Share Exchange Particulars (1) Share Exchange Schedule March 14, 2006 Fundamental agreement on business integration reached. March 31,2006 Date set for CYBIRD regular shareholders' meeting. April 28, 2006 Date set for JIMOS extraordinary shareholders' meeting May 15, 2006 Conclusion of share exchange agreement. June 29, 2006 Approval of share exchange agreement at CYBIRD regular shareholders' meetings (planned). June 30, 2006 Approval of share exchange agreement at JIMOS extraordinary shareholders' meetings (planned). Sept. 26, 2006 JIMOS shares delisted (planned). Sept. 30, 2006 End of submission period for shares to be exchanged (planned). Oct. 1, 2006 Share exchange date (planned) (2) Share Exchange Ratios For shareholders of JIMOS listed in the shareholder and beneficial shareholder registers at the end of the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD. (3) New Shares Issued by CYBIRD due to Share Exchange Common shares: 57,545 shares The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at March 31, 2006. This number could increase due to the exercise of stock options. 3. Outline of JIMOS CO., LTD. Representative: Fujio Komura Paid-in Capital: ¥1,176 million (At Dec. 31, 2005) Head Office: 1-4-2 Tenjin, Chuo-ku, Fukuoka 1. Main Business Direct marketing, wholesale, direct sales support services,	I. Reduction in Additional Paid-in Capital CYBIRD Holdings Co., Ltd., announced that in a meeting of the board of directors on May 22, 2007, the Company decided to place a resolution as shown below to reduce the additional paid-in capital of the Company on the agenda of the 9th ordinary general meeting of shareholders, scheduled for June 28, 2007. 1. Purpose of Reduction in Additional Paid-In Capital To cover the loss recorded in the fiscal year ended March 2007, to acquire surplus capital for the payment of dividends, and to enable flexible capital strategies. 2. Summary of Reduction in Additional Paid-in Capital Of the total amount of additional paid-in capital of ¥12,045,032,870, the amount of ¥10,669,203,485 is to be transferred to other capital reserves. The amount of remaining additional paid-in capital after the reduction will be ¥1,375,829,385. 3. Schedule for Reduction in Additional Paid-In Capital (1) Date of board of directors meeting May 22, 2007 (2) Date of public announcement for creditor claims May 23, 2007 (3) End of creditor claim period June 25, 2007 (4) Date of ordinary general meeting of shareholders June 28, 2007 (Planned) (5) Effective date June 28, 2007 (Planned)

and other businesses

2. Net Sales and Net Income (FY2005/6)
   Net Sales: ¥12,641 million Net Income: ¥753 million
3. Assets, Shareholder's equity and Liabilities (June 30, 2005)
   Assets: ¥6,960 million Liabilities: ¥1,874 million
   Shareholder's equity: ¥5,086 million

II. The Spin Off of CYBIRD's Operations Due to Corporate Split

The board of directors of CYBIRD decided in a meeting held on May 15, 2006 to convert the Company to a holding company after spinning out its existing operations into a newly established company. The effective date of the corporate split shall be October 2, 2006.

1. Purpose of Corporate Split

The purpose of the current corporate split, in which the existing operations of the Company will be spun off to a newly established company, is to allow the formation of a holding company of which the newly established company and JIMOS CO., LTD. will become wholly owned subsidiaries.

2. Outline of Corporate Split

(1) Corporate Split Schedule

May 15, 2006
Board meeting to approve CYBIRD split plan
June 29, 2006
Shareholders' meeting to approve CYBIRD split plan
October 2, 2006
Registration date for corporate split (planned)

(2) Corporate Split Process

On October 2, 2006, CYBIRD will spin off its business operations, which will be transferred to a newly established company that will succeed to those businesses.

(3) Stock Allotment

All the 7,000 common shares issued by the newly established company upon establishment will be allotted to CYBIRD, the company that transferred its operations to the newly established company.

(4) Rights and Obligations of the Newly Established Company Succeeding to CYBIRD's Businesses

As of the corporate split date, the newly established company will succeed to the asset, liabilities, contractual obligations, and other rights and obligations as defined in the separately included Corporate Split Plan.

3. Details of Businesses Being Spun Off

The newly established company will succeed to the following businesses

(i) Mobile Content Business
(ii) Marketing Solution Business
(iii) E-Commerce Business
(iv) Advertising
(v) All related businesses

III. Authorization of the Board of Directors to Decide Items Regarding the Free Distribution of Subscription Rights in Accordance with the Introduction of a New Takeover Prevention Plan

In the 8th ordinary general shareholders meeting held on June 29, 2006, they decided authorization of the board of directors to decide items regarding the free distribution of subscription rights in accordance with the introduction of a new takeover prevention plan, as for the accomplishment of the continuous growth, the attainment of the continuous enhancement of corporate value and rational approach to realizing the interests of shareholders.

Outline of the Plan

The plan requires that a specified procedure must be followed for the acquisition of more than a fixed amount of shares of the Company and when such an acquisition does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the acquisition by making a free distribution of subscription rights to its shareholders when the acquisition is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders.

(1) Shareholders eligible for allotment

The board of directors shall determine a specific day (hereinafter referred to as the "Distribution Date") on which shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register shall be eligible to receive an allotment of one (1) subscription right for each share held.

(2) Total number of Subscription Rights to be issued

The total number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date. (3) The type and number of shares for which Subscription Rights are to be issued a. The type shares for which Subscription Rights are to be issued The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd. b. The number of shares for which Subscription Rights are to be issued The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that should an adjustment be made in the Conversion Number of Shares subject to (4) below, adjustments shall be made accordingly. (4) Adjustment of the number of shares to be issued for a Subscription Right Should a stock split or reverse-stock split or a merger or corporate split take place following the allotment of the Subscription Rights, the Conversion Number of Shares shall be adjusted appropriately in consideration of the circumstances. When the Conversion Number of Shares is being adjusted, the Company shall beforehand notify the holders of Subscription Rights in writing or by a method prescribed in the Articles of Incorporation of the purpose, reason, Conversion Number of Shares before and after adjustment, the date of the adjustment, and other necessary matters; provided that if the notification or public announcement cannot be made in time, it shall be made promptly after the date of adjustment. (5) Issue price of Subscription Rights Gratis (6) Payment on exercise of Subscription Rights The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen. The amount to be paid for the exercise of one (1) Subscription Right shall be the Exercise Price multiplied by the Conversion Number of Shares. (7) Exercise period of Subscription Rights The exercise period shall be a period decided by the board of directors not to exceed 120 days from the Allotment Date; provided that if the Company acquires Subscription Rights in accordance with Paragraph 9, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day. (8) Exercise conditions (i) In this paragraph, the following words or phrases shall have the meaning as defined below unless otherwise provided for. a. A "Specified Shareholder" is an Owner or a Public Tender Offeror or an Owner and Public Tender Offeror of Securities of CYBIRD for whom any of the following exceeds 20%. I The Total Proportion of Share Ownership of the Company's Securities of said Owner and Co-owners II The Total Proportion of Share Ownership of the Company's Securities of said Public Tender Offeror and shares that said Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities III The Total Proportion of Share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities. b. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan, and includes those recognized as an Owner as provided for in Paragraph 3 of the same Article. d. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. e. "Owner and Public Tender Offeror" is an Owner that is an Owner and Public Tender Offeror at the same time. f. "Co-owners" has the meaning stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and	

includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article.

g. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers.

h. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

i. "Entities Classified as Friendly" are any of the following:

I CYBIRD or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or its affiliates (as defined in Article 8, Paragraph 5 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods);

II A shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation;

III an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock by the Company or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder);

IV an entity that becomes a Specified Shareholder and which the board of directors deems there to be no concern that becoming a Specified Shareholder runs counter to the maximization of corporate value or the realization of the interests of shareholders (the board may at anytime determine this point; furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value or to the realization of the interests of shareholders, the entity shall be deemed friendly only if those certain conditions are met).

j. "Acquiring, etc." has the meaning defined in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan.

k. "Securities" has the meaning defined in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan with the exception of securities stipulated by Article 27-2, Paragraph 1 of said Act.

(ii) The following entities may not exercise Subscription Rights. Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with.

(iii) In the case that under the applying laws a shareholder residing in that jurisdiction will be in violation of or in conflict with the law if he or she exercise the Subscription Rights without performing certain procedures or meeting certain conditions (temporary prohibition of exercise, including requirement of submission of specified documentation, etc.), or both of these requirements (hereinafter referred to as "Local Legal Requirements"), said shareholder will be entitled to exercise the Subscription Rights only if he or she provides evidence that those procedures and conditions have been fully performed or fulfilled; provided that the Company will not be obligated to perform or fulfill any procedures or conditions if the jurisdiction that the shareholder resides in requires the Company to do so before the shareholder may exercise the Subscription Rights. Moreover, in the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise the Subscription Rights under the laws of that country, that shareholder shall not be entitled to exercise the

Subscription Rights. (iv) Notwithstanding the previous (iii), persons residing in the United States of America must: I Personally declare and certify that they are an accredited investor as defined in Rule 501(a) of the 1933 Securities Law, and II will only be permitted to exercise the Subscription Rights if they pledge to only to sell the common shares of the Company acquired as the result of the exercise of the Subscription Rights in regular trading on the exchange of Jasdaq Securities Exchange, Inc.; provided that there are no arrangements or solicitations made for the sale beforehand). CYBIRD will, if required, perform procedures or fulfill conditions under Regulation D of the 1933 Securities Law or the laws of the states of the United States of America if it is deemed necessary in order for the shareholder residing in the United States to exercise the Subscription Rights. In the case that the board of directors determines that changes in the laws or regulations of the United States have resulted in shareholders residing in the United States not being able to exercise their Subscription Rights even if the conditions of I and II above are met, the shareholders residing the United States will not be able to exercise their Subscription Rights. (v) If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items (ii) to (iv) above, CYBIRD shall not be liable for compensation or have any other responsibility to said shareholder. (vi) Shareholders may not partially exercise a Subscription Right. (9) Acquisition of Subscription Rights by the Company (i) Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate. (ii) Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in Paragraph 7, the Company may at any time acquire the Subscription Rights of shareholders able to exercise Subscription Rights in accordance with Paragraph 8 by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors. (10) Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting. (11) Conditions for transfer of Subscription Rights Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors. In the case that the shareholder transferring the Subscription Rights is a shareholder residing outside Japan who for the reasons stipulated in (iii) to (iv) of Paragraph 8 cannot exercise his or her Subscription Rights, the board of directors will decide whether to allow or disallow the transfer base on consideration of the following matters. (i) The person acquiring the Subscription Rights or a portion of the Subscription Rights of the said shareholder residing outside Japan has submitted a certification document (Declaring and certifying items (ii) to (iv) below, and including compensation clauses and breach of contract penalties) signed or affixed with their seal. (ii) The entities selling and acquiring the Subscription Rights are not equivalent to entities stipulated in Paragraph 8 (ii). (iii) The entity acquiring the Subscription Rights does not reside in the said jurisdiction and is not acquiring the Subscription Rights on behalf of the seller. (iv) The entity acquiring the Subscription Rights is not doing	

so on behalf of either of the entities provided for in (ii) and (iii) above.

(12) Exchange and conditions for exchange of Subscription Rights in the case of a merger, corporate split, share exchange or share conversion

These matters are to be decided by the board of directors in accordance with their decision regarding the free distribution of Subscription Rights.

(13) No issuance of Subscription Rights certificates

The Company shall not issue Subscription Right certificates.

(14) Increase in capital stock and capital surplus when shares issued on exercise of Subscription Rights

If common shares of the Company are issued on exercise of Subscription Rights, the increase in capital stock shall be the full amount of the exercise price and there shall be no increase in capital surplus.

(15) Method of exercise of Subscription Rights and exercise request location

When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 7. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised.

(16) Timing of the validity of exercise of Subscription Rights

The exercise of Subscription Rights shall become valid at the point in time when the exercise request form and Attached Documentation of Paragraph 15 have arrived at the settlement agent's location and the full Exercise Price payment has been made to the settlement agent's designated account.

(17) Revisions of laws, etc.

Should revisions be required in the clauses and items of the Rights Plan due to the enactment of new laws or revisions or abolishment of laws following the free distribution of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishment.

IV. Additional Investment to Consolidated Subsidiary

In the board of directors held on June 19, 2006, the Company decided to extend a further investment to CYB INVESTMENT INC., a consolidated, wholly owned subsidiary of CYBIRD's International Division. At the same time, the Company has decided to collect on its previous loan to the subsidiary in the amount of US$40.49 million.

1. Name: CYB INVESTMENT INC.
2. Address: Delaware, U.S.A.
3. Amount of Investment: 43,300,000USD
4. Payment date: June 30, 2006

5. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	March 31, 2006			March 31, 2007			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Assets							
I Current assets							
1 Cash and cash equivalents		1,946,363			4,614,251		
2 Accounts receivable		4,051,301			5,141,826		
3 Securities		241,336			764,243		
4 Inventories		23,199			921,217		
5 Deferred tax assets		95,696			168,639		
6 Others		450,810			374,226		
Allowance for doubtful accounts		(29,905)			(39,343)		
Total current assets		6,778,802	35.8		11,945,062	52.9	5,166,260
II Property and equipment							
1 Tangible fixed assets							
(1) Building	241,490			319,829			
Accumulated depreciation	53,538	187,952		70,709	249,120		
(2) Land		-			39,935		
(3) Others	322,768			348,172			
Accumulated depreciation	196,480	126,287		166,414	181,758		
Total tangible fixed assets		314,239	1.6		470,813	2.1	156,573
2 Intangible fixed assets:							
(1) Software		692,842			887,282		
(2) Software in progress		151,603			118,860		
(3) Goodwill		6,157,484			-		
(4) Goodwill		-			6,144,710		
(5) Others		159,734			1,978		
Total intangible fixed assets		7,161,665	37.8		7,152,832	31.7	(8,833)
3 Investment and other assets:							
(1) Investment securities		3,430,311			1,410,355		
(2) Deferred tax assets		687,814			464,782		
(3) Deposit with landlord		451,594			655,112		
(4) Others		133,059			492,257		
Allowance for doubtful accounts		-			(13,050)		
Total investment and other assets		4,702,779	24.8		3,009,457	13.3	(1,693,321)
Total property and equipment		12,178,684	64.2		10,633,103	47.1	(1,545,581)
Total Assets		18,957,486	100.0		22,578,165	100.0	3,620,679

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2007		Changes
	Thousands of yen	%	Thousands of yen	%	Thousands of yen
Liabilities					
I Current liabilities					
1 Accounts payable	1,597,519		2,409,710		
2 Short-term debt	244,747		2,773,979		
3 Current portion of Corporate bonds payable	50,000		-		
4 Accrued expenses	2,870,721		1,284,584		
5 Accrued income taxes	295,156		129,891		
6 Accrued consumption taxes	40,774		44,714		
7 Deferred tax assets	-		195		
8 Bonus payment reserve	63,971		164,278		
9 Allowance for sales promotion	-		82,819		
10 Others	131,332		361,946		
Total current liabilities	5,294,222	28.0	7,252,121	32.1	1,957,898
II Long-term liabilities					
1 Corporate bond	379,477		340,456		
2 Long-term debt	112,237		100,093		
3 Reserve for employee's retirement benefit	22,327		17,970		
4 Deferred tax assets	-		51,751		
5 Others	1,511		-		
Total fixed debt	515,553	2.7	510,271	2.3	(5,282)
Total liabilities	5,809,776	30.7	7,762,392	34.4	1,952,616
Minority interests					
Minority interests	723,331	3.8	-	-	(723,331)
Shareholders' Equity					
I Common stock	5,451,700	28.8	-	-	(5,451,700)
II Additional paid-in capital	5,508,395	29.1	-	-	(5,508,395)
III Retained earnings	1,450,860	7.6	-	-	(1,450,860)
IV Unrealized gain in *available-for-sale securities*	2,829	0.0	-	-	(2,829)
V Foreign currency transaction adjustment	10,592	0.0	-	-	(10,592)
Total shareholders' equity	12,424,378	65.5	-	-	(12,424,378)
Total	18,957,486	100.0	-	-	(18,957,486)
Net Assets					
I Shareholders' equity					
1 Common stock	-	-	5,503,317	24.4	5,503,317
2 Additional paid-in capital	-	-	14,469,049	64.0	14,469,049
3 Retained earnings	-	-	(6,195,936)	(27.4)	6,195,936
Total shareholders' equity	-	-	13,776,430	61.0	13,776,430

II Valuation and translation adjustments							
1 Unrealized gain in available-for-sale securities		-	-		15,597	0.1	15,597
2 Foreign currency translation adjustments		-	-		138,720	0.6	138,720
Total valuation and translation adjustments		-	-		154,318	0.7	154,318
III Subscription right		-	-		15,848	0.1	15,848
IV Minority interests		-	-		869,175	3.8	869,175
Total net assets		-	-		14,815,773	65.6	14,815,773
Total		-	-		22,578,165	100.0	22,578,165

(2) Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter FY ended March 31, 2007 (From January 1, 2007 To March 31, 2007)		Changes
	Thousands of yen	%	Thousands of yen	%	Thousands of yen
Net Sales	4,445,698	100.0	7,512,236	100.0	3,066,538
Cost of sales	2,501,137	56.3	3,945,833	52.5	1,444,695
Gross Profit	1,944,560	43.7	3,566,403	47.5	1,621,842
Selling, general and administrative expenses	2,085,740	46.9	3,431,071	45.7	1,345,330
Operating Income (Loss)	(141,179)	(3.2)	135,331	1.8	276,511
Non-operating income	21,295	0.5	6,554	0.1	(14,740)
Non-operating expenses	29,935	0.7	5,222	0.1	(24,713)
Ordinary Profit (Loss)	(149,820)	(3.4)	136,664	1.8	286,485
Extraordinary profit	-	-	106,207	1.4	106,207
Extraordinary loss	300,297	6.7	5,773,254	76.8	5,472,956
Loss Before Income Taxes and minority Interests	(450,118)	(10.1)	(5,530,382)	(73.6)	(5,080,264)
Income Taxes	109,420	2.5	(15,175)	(0.2)	(124,596)
Prior Year Adjustments of income taxes	(248,796)	(5.6)	120,336	1.6	369,133
Profit (Loss) on minority interests	(38,439)	(0.9)	(35,819)	(0.5)	2,620
Net Loss	(272,303)	(6.1)	(5,599,725)	(74.5)	(5,327,421)

(3) Consolidated Statement of Retained Earnings (Quarter)

	4th Quarter FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)
	Thousands of yen
Additional paid-in capital:	
I Balance at the beginning of period	5,483,621
II Increase in additional paid-in capital	
1. Increase due to share issuance	24,774
III Balance at the end of period	5,508,395
Retained earnings:	
I Balance at the beginning of period	1,723,163
II Increase in retained earnings	
1. Net loss for the quarter	(272,303)
III Decrease in retained earnings	-
IV Balance at the end of period	1,450,860

Consolidated Statement of Changes in Shareholders' Equity (Quarter)

4th Quarter of FY ended March 31, 2007 (From January 1, 2007 to March 31, 2007) (Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2006	5,503,317	14,469,049	(653,655)	19,318,711
Changes				
Gain on new consolidation	-	-	59,421	59,421
Loss on exclusion of consolidation	-	-	(1,977)	(1,977)
Net loss	-	-	(5,599,725)	(5,599,725)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	-	-	(5,542,281)	(5,542,281)
Balance at March 31, 2007	5,503,317	14,469,049	(6,195,936)	13,776,430

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at December 31, 2006	24,678	145,971	170,650	12,961	787,471	20,289,794
Changes						
Gain on new consolidation	-	-	-	-	-	59,421
Loss on exclusion of consolidation	-	-	-	-	-	(1,977)
Net income	-	-	-	-	-	(5,599,725)
Net increase (decrease) except for items under shareholders' equity	(9,081)	(7,250)	(16,331)	2,887	81,704	68,260
Total	(9,081)	(7,250)	(16,331)	2,887	81,704	(5,474,020)
Balance at March 31, 2007	15,597	138,720	154,318	15,848	869,175	14,815,773

(4) Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)	4th Quarter FY ended March 31, 2007 (From January 1, 2007 To March 31, 2007)
	thousands of yen	thousands of yen
I Operating activities:		
1 Income (loss) before income taxes and minority interest	(450,118)	(5,530,382)
2 Depreciation and amortization	287,308	151,122
3 Write-down of consolidation adjustment account	69,896	-
4 Goodwill amortization	-	176,575
5 Restructuring expenses	(441)	-
6 Increase (decrease) in bonus payment reserve	34,862	81,652
7 Decrease in allowance for doubtful accounts	(5,066)	(9,814)
8 Decrease in allowance for damage	-	(12,033)
9 Increase in allowance for sales promotion	-	5,827
10 Increase (decrease) in reserve for employee's retirement benefits	(1,396)	205
11 Interests and dividend earned	(7,976)	(4,157)
12 Interest expenses	27,600	46,110
13 Loss on impairments of goodwill	-	5,452,204
14 Gain on sales of investment securities	-	(7,481)
15 Gain on sales of shares of affiliate	-	(91,419)
16 (Increase) decrease in accounts receivable	(490,769)	(671,576)
17 (Increase) decrease in inventories	59,648	(107,034)
18 Increase (decrease) in accounts payable	163,770	213,527
19 Increase (decrease) in accrued expenses	(816,222)	258,567
20 Others	447,105	573,648
Total	(681,798)	525,541
21 Interests and dividends received	7,484	6,546
22 Interest paid	(26,624)	(41,785)
23 Income tax paid	2,789	(2,139)
Cash flow from operating activities	(698,149)	488,162
II Investing activities:		
1 Increase (decrease) in fixed deposit	(501)	261,888
2 Expenditures for property and equipment	(30,701)	(11,638)
3 Proceeds from property and equipment	-	600
4 Expenditure for intangible fixed assets	(237,681)	(261,047)
5 Expenditure for sales of investment securities	(108,000)	-
6 Proceeds from sales of investment securities	-	446,530
7 Expenditure for purchase of stocks of subsidiaries changing consolidation scope	565,077	-
8 Proceeds from sales of stocks of subsidiaries changing consolidation scope	(112,278)	(248,679)
9 Proceeds from investment securities	75,049	-
10 Expenditure for short-term lending	9,500	-
11 Proceeds from short-term lending	-	95,263
12 Expenditures for deposits with landlord	(24,012)	(9,001)
13 Proceeds from deposits with landlord	400	33,903
14 Others	(43,878)	(49,544)
Cash flow from investing activities	92,973	258,273

III Financing activities:		
1 Proceeds from short-term debt	120,000	-
2 Repayment of short-term debt	(146,664)	(35,820)
3 Expenditure for long-term debt	(34,817)	-
4 Proceeds from issuance of new bonds	319,224	-
5 Expenditure for bond redemption	(25,000)	-
6 Proceeds from issuance of new shares	37,590	-
7 Dividends payment	(184)	(1,980)
8 Others	375,000	304,431
Cash flow from financing activities	645,148	266,631
IV Foreign currency translation adjustment of cash and cash equivalents	1,098	4,560
V Increase (decrease) in cash and cash equivalents	41,070	1,017,628
VI Cash and cash equivalents at the beginning of period	1,656,865	4,146,623
VII Cash and cash equivalents at the end of period	1,697,936	5,164,251

6. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	March 31, 2006			March 31, 2007			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Assets							
I Current assets							
1 Cash and cash equivalents		600,567			1,656,633		
2 Accounts receivable		3,233,188			-		
3 Merchandise		11,082			-		
4 Work in process		167			-		
5 Prepaid expenses		21,495			-		
6 Advances paid		2,510,864			-		
7 Advance payment		94,477			83,266		
8 Deferred tax assets		95,696			-		
9 Advance to affiliate		-			2,526,736		
10 Accrued revenue		-			633,176		
11 Others		248,891			4,973		
Allowance for doubtful accounts		(29,905)			-		
Total current assets		6,786,525	38.5		4,904,786	28.0	(1,881,738)
II Property and equipment							
1 Tangible fixed assets							
(1) Building	226,535			272,148			
Accumulated depreciation	44,765	181,769		61,444	210,704		
(2) Equipment	109,839			68,537			
Accumulated depreciation	54,402	55,436		18,394	50,142		
Total tangible fixed assets		237,206	1.3		260,847	1.5	23,640
2 Intangible fixed assets:							
(1) Software		457,985			35,666		
(2) Software in progress		43,646			-		
(3) Telephone subscription right		1,167			1,167		
Total intangible fixed assets		502,799	2.9		36,833	0.2	(465,965)
3 Investment and other assets:							
(1) Investment securities		265,224			149,558		
(2) Investment in subsidiaries and affiliates		4,218,536			11,200,900		
(3) Other securities of affiliates		-			100,000		
(4) Long-term loan of affiliates		4,807,619			304,500		
(5) Long-term advanced payment		14,655			-		
(6) Deferred tax assets		292,274			-		
(7) Deposit with		419,337			506,550		

landlord							
(8) Others		92,214			58,975		
Total investment and other assets		10,109,861	57.3		12,320,484	70.3	2,210,622
Total property and equipment		10,849,867	61.5		12,618,165	72.0	1,768,297
Total Assets		17,636,393	100.0		17,522,952	100.0	(113,440)

(Unit: Thousands of yen, Round down)

	March 31, 2006			March 31, 2007			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Liabilities							
I Current liabilities							
1 Accounts payable		1,351,533			-		
2 Short-term debt		-			2,652,736		
3 Accrued expenses		2,687,564			158,651		
4 Accrued liability		6,511			54,118		
5 Accrued income taxes		281,032			6,580		
6 Accrued consumption taxes		10,091			-		
7 Deposit received		25,779			24,954		
8 Deferred revenue		36,860			-		
9 Bonus payment reserve		53,360			33,068		
10 Others		2,508			-		
Total current liabilities		4,455,240	25.3		2,930,111	16.7	(1,525,129)
Total liabilities		4,455,240	25.3		2,930,111	16.7	(1,525,129)
Shareholders' Equity							
I Common stock		5,451,700	30.9		-	-	(5,451,700)
II Additional paid-in capital							
1 Capital reserve	3,084,379			-			
2 Others							
(1) Marginal gain on common stock and additional paid-in capital	2,424,016			-			
Total additional paid-in capital		5,508,395	31.2		-	-	(5,508,395)
III Retained earnings							
1 Unappropriated retained earnings for the year	1,980,917			-			
Total retained earnings		1,980,917	11.2		-	-	(1,980,917)
IV Unrealized gain in available-for-sale securities		240,138	1.4		-	-	(240,138)
Total shareholders' equity		13,181,152	74.7		-	-	(13,181,152)
Total		17,636,393	100.0		-	-	(17,636,393)
Net Assets							
I Shareholders' equity							
1 Common stock		-	-		5,503,317	31.4	5,503,317
2 Additional paid-in capital							
(1) Capital reserve	-			12,045,032			
(2) Others	-			2,424,016			
Total additional paid-in capital		-	-		14,469,049	82.6	14,469,049
3 Retained earnings							

(1) Other retained earnings							
Retained earnings carried forward	-			(5,401,097)			
Total retained earnings		-	-		(5,401,097)	(30.8)	(5,401,097)
Total shareholders' equity		-	-		14,571,269	83.2	14,571,269
II Subscription right		-	-		21,571	0.1	21,571
Total net assets		-	-		14,592,841	83.3	14,592,841
Total		-	-		17,522,952	100.0	17,522,952

(2) Non-Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)			FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
I Operating profit							
1 Net sales	12,731,139			6,567,211			
2 Operating revenue of subsidiaries	-	12,731,139	100.0	1,318,727	7,885,939	100.0	(4,845,199)
II Expenses of sales							
1 Cost of sales	8,164,788	8,164,788	64.1	4,072,787	4,072,787	51.6	(4,092,001)
Gross Profit		4,566,350	35.9		3,813,151	48.4	(753,198)
III Selling, general and administrative expenses							
1 Advertisement expenses	149,639			27,255			
2 Allowance for doubtful accounts	29,905			26,931			
3 Compensation paid to directors	246,948			242,022			
4 Salaries	737,213			677,039			
5 Provision for bonus payment reserve	29,345			33,068			
6 Welfare expenses	115,590			39,242			
7 Traveling and transportation expenses	68,665			43,818			
8 R&D costs	596,820			186,809			
9 Charge and commission	1,607,561			1,061,826			
10 Depreciation expense	7,472			38,494			
11 Rent	179,009			439,141			
12 Supplies expenses	40,772			43,918			
13 Others	310,596	4,119,540	32.4	424,038	3,283,609	41.7	(835,931)
Operating Income		446,809	3.5		529,542	6.7	82,732
IV Non-operating income							
1 Interest received	13,287			162,823			
2 Interest earned	14,918			17,333			
3 Commission fees	6,000			-			
4 Foreign exchange gain	313,532			-			
5 Others	2,237	349,975	2.7	2,013	182,170	2.3	(167,805)
V Non-operating expenses							

1 Interest paid	15			112,728			
2 Share issue expenses	18,720			-			
3 Trust expenses for subscription rights	14,503			-			
4 Foreign currency transaction gain	-			311,624			
5 Others	-	33,239	0.2	16,278	440,631	5.6	407,392
Total ordinary income		763,545	6.0		271,080	3.4	(492,464)
VIExtraordinary profit							
1 Gain on sale of shares of affiliate	923,000	923,000	7.3	-	-	-	(923,000)
VII Extraordinary loss							
1 Loss on sale of property and equipment	6,124			85,611			
2 Appraisal loss on shares of affiliate	578,391			7,126,424			
3 Software reevaluation loss	70,556			-			
4 Loss on sale of associated company shares	209,660			-			
5 Integration expenses	-	864,732	6.8	83,518	7,295,554	92.5	6,430,821
Income Before Income Taxes and minority Interests		821,813	6.5		(7,024,473)	(89.1)	(7,846,286)
Income Taxes	610,667			22,411			
Prior Year income taxes	-			46,875			
Prior Year Adjustments of income taxes	(168,802)	441,864	3.5	249,716	319,003	4.0	(122,861)
Net Income (Loss)		379,948	3.0		(7,343,476)	(93.1)	(7,723,425)
Unappropriated retained earnings brought forward		1,600,968			-		
Unappropriated income for the current year		1,980,917			-		

(3) Non-Consolidated Statement of Retained Earnings

	FY ended March 31, 2006 (June 29, 2006)
	Thousands of yen
I Unappropriated retained earnings at the end of the period	1,980,917
II Unappropriated retained earnings	
Dividend	38,538
III retained earnings carried forward	1,942,379

(Note) Date is on an annual shareholders' meeting.

Non-Consolidated Statement of Changes in Shareholders' Equity
FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Shareholders' equity						
		Additional paid-in capital			Retained earnings		
					Others		
	Common stock	Capital reserve	Others	Total	Retained earnings carry forward	Total	Total
Balance at March 31, 2006 (thousands of yen)	5,451,700	3,084,379	2,424,016	5,508,395	1,980,917	1,980,917	12,941,014
Changes							
Share issue	51,616	51,616	-	51,616	-	-	103,233
Change of shares	-	8,909,037	-	8,909,037	-	-	8,909,037
Cash dividend	-	-	-	-	(38,538)	(38,538)	(38,538)
Net income	-	-	-	-	(7,343,476)	(7,343,476)	(7,343,476)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-	-	-	-
Total (thousands of yen)	51,616	8,960,653	-	8,960,653	(7,382,014)	(7,382,014)	1,630,255
Balance at March 31, 2007 (thousands of yen)	5,503,317	12,045,032	2,424,016	14,469,049	(5,401,097)	(5,401,097)	14,571,269

	Valuation / Translation Adjustment		Subscription right	Total
	Unrealized gain in available-for-sale securities	Total		
Balance at March 31, 2006 (thousands of yen)	240,138	240,138	-	13,181,152
Changes				
Share issue	-	-	-	103,233
Change of shares	-	-	-	8,909,037
Cash dividend	-	-	-	(38,538)
Net income	-	-	-	(7,343,476)
Net increase (decrease) except for items under shareholders' equity	(240,138)	(240,138)	21,571	(218,566)
Total (thousands of yen)	(240,138)	(240,138)	21,571	1,411,688
Balance at March 31, 2007 (thousands of yen)	-	-	21,571	14,592,841

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006

7. Non-consolidated Financial Statements (Quarter)

(1) Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	March 31, 2006			March 31, 2007			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Assets							
I Current assets							
1 Cash and cash equivalents		600,567			1,656,633		
2 Accounts receivable		3,233,188			-		
3 Merchandise		11,082			-		
4 Work in process		167			-		
5 Prepaid expenses		21,495			-		
6 Advances paid		2,510,864			-		
7 Advance payment		94,477			83,266		
8 Deferred tax assets		95,696			-		
9 Advance to affiliate		-			2,526,736		
10 Accrued revenue		-			633,176		
11 Others		248,891			4,973		
Allowance for doubtful accounts		(29,905)			-		
Total current assets		6,786,525	38.5		4,904,786	28.0	(1,881,738)
II Property and equipment							
1 Tangible fixed assets							
(1) Building	226,535			272,148			
Accumulated depreciation	44,765	181,769		61,444	210,704		
(2) Equipment	109,839			68,537			
Accumulated depreciation	54,402	55,436		18,394	50,142		
Total tangible fixed assets		237,206	1.3		260,847	1.5	23,640
2 Intangible fixed assets:							
(1) Software		457,985			35,666		
(2) Software in progress		43,646			-		
(3) Telephone subscription right		1,167			1,167		
Total intangible fixed assets		502,799	2.9		36,833	0.2	(465,965)
3 Investment and other assets:							
(1) Investment securities		265,224			149,558		
(2) Investment in subsidiaries and affiliates		4,218,536			11,200,900		
(3) Other securities of affiliates		-			100,000		
(4) Long-term loan of affiliates		4,807,619			304,500		
(5) Long-term advanced payment		14,655			-		
(6) Deferred tax assets		292,274			-		
(7) Deposit with		419,337			506,550		

landlord							
(8) Others		92,214			58,975		
Total investment and other assets		10,109,861	57.3		12,320,484	70.3	2,210,622
Total property and equipment		10,849,867	61.5		12,618,165	72.0	1,768,297
Total Assets		17,636,393	100.0		17,522,952	100.0	(113,440)

(Unit: Thousands of yen, Round down)

	March 31, 2006			March 31, 2007			Changes
	Thousands of yen		%	Thousands of yen		%	Thousands of yen
Liabilities							
I Current liabilities							
1 Accounts payable		1,351,533			-		
2 Short-term debt		-			2,652,736		
3 Accrued expenses		2,687,564			158,651		
4 Accrued liability		6,511			54,118		
5 Accrued income taxes		281,032			6,580		
6 Accrued consumption taxes		10,091			-		
7 Deposit received		25,779			24,954		
8 Deferred revenue		36,860			-		
9 Bonus payment reserve		53,360			33,068		
10 Others		2,508			-		
Total current liabilities		4,455,240	25.3		2,930,111	16.7	(1,525,129)
Total liabilities		4,455,240	25.3		2,930,111	16.7	(1,525,129)
Shareholders' Equity							
I Common stock		5,451,700	30.9		-	-	(5,451,700)
II Additional paid-in capital							
1 Capital reserve	3,084,379			-			
2 Others							
(1) Marginal gain on common stock and additional paid-in capital	2,424,016			-			
Total additional paid-in capital		5,508,395	31.2		-	-	(5,508,395)
III Retained earnings							
1 Unappropriated retained earnings for the year	1,980,917			-			
Total retained earnings		1,980,917	11.2		-	-	(1,980,917)
IV Unrealized gain in available-for-sale securities		240,138	1.4		-	-	(240,138)
Total shareholders' equity		13,181,152	74.7		-	-	(13,181,152)
Total		17,636,393	100.0		-	-	(17,636,393)
Net Assets							
I Shareholders' equity							
1 Common stock		-	-		5,503,317	31.4	5,503,317
2 Additional paid-in capital							
(1) Capital reserve	-			12,045,032			
(2) Others	-			2,424,016			
Total additional paid-in capital		-	-		14,469,049	82.6	14,469,049

3 Retained earnings							
(1) Other retained earnings							
Retained earnings carried forward	-			(5,401,097)			
Total retained earnin gs		-	-		(5,401,097)	(30.8)	(5,401,097)
Total shareholders' equity		-	-		14,571,269	83.2	14,571,269
II Subscription right		-	-		21,571	0.1	21,571
Total net assets		-	-		14,592,841	83.3	14,592,841
Total		-	-		17,522,952	100.0	17,522,952

(2) Non-Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter, FY ended March 31, 2007 (From January 1, 2007 To March 31, 2007)		Changes
	Thousands of yen	%	Thousands of yen	%	Thousands of yen
Operating profit	3,502,276	100.0	658,796	100.0	(2,843,480)
Expenses of sales	2,183,275	62.3	-	-	(2,183,275)
Gross Profit	1,319,000	37.7	658,796	100.0	(660,204)
Selling, general and administrative expenses	1,218,845	34.8	611,624	92.8	(607,221)
Operating Income	100,154	2.9	47,171	7.2	(52,983)
Non-operating income	(13,284)	(0.4)	42,728	6.4	56,012
Non-operating expenses	2,300	0.1	54,861	8.3	52,561
Ordinary income	84,570	2.4	35,038	5.3	(49,531)
Extraordinary profit	-	-	-	-	-
Extraordinary loss	318,620	9.1	5,259,712	798.4	4,941,091
Income Before Income Taxes and minority Interests	(234,050)	(6.7)	(5,224,674)	(793.1)	(4,990,623)
Income Taxes	99,079	2.8	12,585	1.9	(86,493)
Prior Year Adjustments of income taxes	(248,796)	(7.1)	149,919	22.8	398,715
Net Loss	(84,334)	(2.4)	(5,387,179)	(817.7)	(5,302,845)

8. Others

(1) Changes of Directors

The Company will make a pubic announcement concerning changes in directors after those changes have been decided.

(2) Directors and Employees

1 Members of Directors and Operating Officers (As of April 1, 2007)

New Title	Name	In Charge
Chairman	Fujio Komura (Note 1)	
President and Group CEO	Kazutomo Robert Hori (Note 1)	
Director and Executive Vice President	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President	Yohei Hosoda	Head of Commerce Business, President of JIMOS CO., LTD.
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd. Director of RECRUIT Incubation Partners
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc. Director (part time) of CYBIRD Investment Partners Inc. Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Outside Director	Mitsuhiro Kitabatake	Director of ITOCHU Corporation Director of ITOCHU Techno Solutions
Executive Vice President	Toshiaki Kawata	Head of Domestic Mobile Business, President of CYBIRD
Executive Vice President	Yosuke Iwai	Head of Overseas Business, President of CYB INVESTMENT INC.
Executive Vice President	Shinichiro Yamashita	Head of Information System Service, Head of Human Resources Division President of GiGAFLOPS Japan Inc.
Executive Vice President	Tomotaka Takada	Head of Investment Business, Head of Office of President
Executive Vice President	Yasuharu Kishitani	Head of Administrative Division, Head of Publicity
Executive Vice President	Hideaki Nagamori (Note 2)	Head of Corporate Strategy Division In charge of Investor Relations
Executive Vice President.	Hirosuke Yasuda	Head of Financial Division In charge of disclosures
Standing Corporate Auditor	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. Corporate auditor (part time) of CYBIRD Corporate auditor (part time) of CYBIRD Investment Partners Inc.
Corporate Auditor	Yusuke Nishimura	Standing Corporate Auditor of JIMOS
Corporate Auditor	Masahisa Takeyama	President of Takeyama Accounting Laboratory Director (part time) of Union Soft Corporation Head of Takeyama & Co.
Corporate Auditor	Takeshi Sato	Takeshi Sato certified tax accountant office Corporate auditor of Doctor's Bio Laboratory Co., Ltd. Corporate auditor of Outlet Plaza Co., Ltd. Corporate auditor of Commerce 21 Corporation Corporate auditor of HEIWA Corporation

Notes: 1. Effective April 1, 2007, Fujio Komura's job title was changed from representative director to representative director and chairman.

Kazutomo Robert Hori's job title was changed from director and Group CEO to representative director and president and Group CEO.

2. Effective April 1, 2007, Hideaki Nagamori and Hirosuke Yasuda were newly appointed operating officers.

II Employees (March 31, 2007)

	Number of Employee
Mobile Content Business	108 (13)
Commerce Business	170 (78)
International Business	96 (4)
Other Business	220 (6)
Corporate Employee	112 (3)
Total	706 (104)

Notes: 1 The number of employees is full-time employees, the average number of temporary employees is shown separately in brackets.
2. Because segment figures for the previous fiscal year were shown on a non-consolidated basis, the percentage change compared with the previous fiscal year figures are omitted.
3. Corporate employee figures represent the administrative staff of the Group, including the 65 employees of CYBIRD Holdings.

(3) Directors and Employees

I. Number of Authorized Shares

824,988 shares

II. Number of Shares Issued and Outstanding

289,623 shares

III. Number of Fully Diluted Shares

304,444 shares (Including14,821 potential shares from unexercised stock options)

IV. Number of Shareholders

20,311

V. Principal Shareholders

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Shares
Fujio Komura	32,303	11.15	-	-
Kazutomo Robert Hori	26,854	9.27	-	-
RECRUIT Co., Ltd.	25,300	8.73	-	-
Omron Corporation	10,800	3.72	-	-
Bayerische Vereinsbank AG customer account	10,000	3.45	-	-
Yosuke Iwai	8,616	2.97	-	-
Raumuzu Co., Ltd.	8,043	2.77	-	-
Nippon Television Network Corporation	7,500	2.58	-	-
Imagica Robot Holdings Inc.	7,050	2.43	-	-
Tomoo Tateishi	3,704	1.27	-	-

VI. Distribution of Shareholders

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	5	26	197	41	20,042	20,311
Shares owned (Shares)	0	3,814	2,958	69,629	15,640	197,582	289,623
Percentage of shares (%)	0.00%	1.32%	1.02%	24.04%	5.40%	68.22%	100.00%

VII. Specified Minority Shareholders' Interest

141,584 shares (48.88%) *Total of 10 major shareholders' and remaining directors' interest

VIII.Floating Shares

93,040 shares (32.12%) *Interest of shareholders holding less than 50 shares

IX. Shares owned by Directors

60,571 shares (20.91%)

X. Common Stock held in treasury

N/A

XI. Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

(4) Principal Contracts

Contract Party	Major Contents of Contracts	Contract Date
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
JIMOS CO., LTD. (Note)	"Share Exchange Agreement" Agreement with JIMOS CO., LTD., to exchange shares in connection with business integration.	May 15, 2006

(Note) Share Exchange with JIMOS CO., LTD.

Based on meetings of the boards of directors of both CYBIRD and JIMOS held on May 15, 2006,a share exchange agreement was signed by the two companies to the effect that through a share exchange to be conducted on October 1, 2006, JIMOS would become a wholly owned subsidiary of CYBIRD Holdings.

(5) Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

CYBIRD IP Content Services List

as of March 31, 2007

Operator: i-mode

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01	
	Keigoe Tsukuro ♪	¥210	05/07/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	02/16/04	
				5
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00	
	Prinet	¥315	05/01/00	
	Chaku Kyara!	¥105/¥0	08/01/00	
	Machiuke Tsukuro ♪	¥210	10/02/00	
	ART☆Graphix α	¥210	01/26/01	
	Digital Tokoro-san	¥315	08/05/02	
	Thomas the Tank Engine	¥210/¥315	12/02/02	
	Sa-para	¥315	12/16/02	
	Inuyasha	¥315	03/17/03	
	DETECTIVE CONAN	¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	howzy! Kisekae	¥315 (Free register)	03/19/07	
				12
Game	Robo☆Robo	¥315	05/01/00	
	Kensho Puzzler	¥315	11/06/00	
	@Baka Games!	¥315/¥0	03/04/02	
	Cybird Style	¥0	06/17/02	
	Game no Dendoo	¥315	11/05/02	
				5
Fortune-telling	Kagami Ryuji Renseijutsu	¥210	12/01/99	
	Anata no Nedan?	¥105	08/01/00	
	Hosoki Kazuko	¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04	
				4
Others	Namiaru?	¥315	02/22/99	
	Tsuri-King	¥315	05/01/00	
	Wine-Wine	¥315	06/01/00	
	Ge-sto!	¥0	02/01/00	
	Sokko Eiga Kensaku	¥315/¥0	10/07/02	
	Stardust WEB	¥315	02/01/00	
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01	
	Inu-Neko no Kimochi	¥210/¥0	01/04/00	
	T2GO	¥0	09/06/04	
	ITmedia	¥315	12/02/02	
	Albirex Niigata	¥315	03/06/06	
	Mr. Maric no Choi-Majutsu	¥315	03/20/06	
	POCKET SHINSEIDO	¥0	04/03/06	
	Autorace MOBILE	¥315	07/18/06	
				14
Sub Total				40

Operator: EZweb

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	10/23/01	
	CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound RB	¥105/tune	07/28/05	
				6
Wallpaper / Screensaver	@Chaku Kyara Club	¥100/¥200	02/01/00	
	Prinet	¥315	09/20/00	
	@Chaku Kyara Benri Tokei	¥210	07/12/01	
	Inuyasha	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Ke-tai Hamtaro.com	¥315	11/20/03	
	Thomas the Tank Engine	¥315	12/22/05	
	Cool Screen	¥315	01/26/06	
				8
Game	Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Kensho Puzzler	¥315	12/13/01	
	Robo☆Robo	¥315	12/19/02	
				3
Fortune-telling	Anata no Nedan? DX	¥210/¥52	07/05/01	
	Kagami Ryuji Renseijutsu	¥210	07/10/01	
	Super Kyosho Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
				5
Others	Tsuri-King	¥315	09/13/00	
	Ge-sto!	¥0	10/03/00	
	Sokko Eiga Kensaku	¥315	12/04/01	
	@AJA	¥300	02/01/00	
	Cybird Style	¥0	10/23/02	
	ITmedia	¥315	01/16/03	
	Namiaru?	¥315	03/19/03	
	Mobile Takarazuka	¥315	08/07/03	
	Inu-Neko no Kimochi	¥210	01/15/04	
	Street★T2GO Surf.SK8	¥0	01/15/04	
	Mr. Maric no Choi-Majutsu	¥315	04/27/06	
	Stardust WEB	¥315	12/02/04	
	POCKET SHINSEIDO	¥0	04/06/06	
	PLUS MOBILE for Edy-Style	¥0	10/20/05	
	Autorace MOBILE	¥315	07/20/06	
	Albirex Niigata	¥315	09/07/06	
				16
Sub Total				38

Operator: Vodafone

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	12/04/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro ♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	06/16/04	
	CoolSound Full		08/17/05	
				6
Wallpaper / Screensaver	Chaku Kyara!	¥105/¥210	12/10/99	
	Prinet	¥315	08/01/00	
	Digital Tokoro-san 3D town	¥210	01/15/02	
	3D Machiuke Johokyoku	¥210	12/01/02	
	Inuyasha	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	Thomas the Tank Engine	¥315	01/18/06	
	Cool Screen	¥315	02/15/06	
				9
Game	R-TYPE	¥525	12/15/04	
	Kensho Puzzler	¥315	11/01/05	
	PENTARIUM	¥525	02/01/06	
	Mini-game ☆ Tengoku!		03/14/07	
				4
Fortune-telling	Kagami Ryuji Renseijutsu	¥210	12/10/99	
	Nandemo Shindan	¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai	¥210	09/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04	
				5
Others	Mobile Takarazuka	¥315	11/01/01	
	@AJA Renai Navi	¥315	09/01/00	
	Tsuri-King	¥315	01/15/03	
	ITmedia	¥315	03/03/03	
	T2GO	¥0	10/01/03	
	Sokko Eiga Kensaku	¥315	12/01/03	
	Namiaru?	¥315	04/14/04	
	CONAN Mobile Shop	¥0	05/14/04	
	Stardust WEB	¥315	12/01/04	
	POCKET SHINSEIDO	¥0	04/03/06	
	Autorace MOBILE	¥315	04/03/06	
	Mr. Maric no Choi-Majutsu	¥315	05/01/06	
	Albirex Niigata	¥315	07/12/06	
				13
Sub Total				37

Operator: WILLCOM

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone				0
Wallpaper / Screensaver				0
Game	Kantan Game! Asobi-houdai		11/25/05	
				1
Fortune-telling				0
Others				0
Sub Total				1

Grand Total	116

END